As filed with the Securities and Exchange Commission on August 27, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OLYMPIC STEEL, INC.

(Exact name of registrant as specified in its charter)

Ohio	5051	34-1245650
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

5096 Richmond Road

Bedford Heights, Ohio 44146
(216) 292-3800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL D. SIEGAL

Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, Ohio 44146
(216) 292-3800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

MARC H. MORGENSTERN Kahn Kleinman, LPA 1301 East Ninth Street, Suite 2600 Cleveland, Ohio 44114-1823 (216) 696-3311	R. CABELL MORRIS, JR. Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered (2)	Share (3)	Price (3)	Registration Fee

Common Stock, without par value (1)	2,817,500	$24.125	$67,972,187	$8,612.08

(1)	Includes associated rights to purchase common stock.

(2)	Includes up to 367,500 shares which the underwriters have the option to purchase to cover over-allotments. See “Underwriting.”

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2004

PROSPECTUS

2,450,000 Shares

Olympic Steel, Inc.

Common Stock

$                   per share

          We are selling 2,250,000 shares of our common stock and the selling shareholders named in this prospectus are selling 200,000 shares. We will not receive any proceeds from the sale of the shares by the selling shareholders. We and the selling shareholders have granted the underwriters an option to purchase up to 367,500 additional shares of common stock to cover over-allotments.

      Our common stock is quoted on the Nasdaq National Market under the symbol “ZEUS.” The last reported sale price of our common stock on the Nasdaq National Market on                     , 2004, was $           per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Olympic Steel (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about           , 2004.

Citigroup

KeyBanc Capital Markets

Jefferies & Company, Inc.

                    , 2004

Mission Statement

Achieve Profitable Growth by Safely Providing Quality

Business Solutions to Users of Flat-Rolled Steel.

Core Values

Olympic Steel commits to these core values to guide its decisions and behaviors

ACCOUNTABILITY	We accept responsibility for achieving targeted goals and objectives.

CORPORATE CITIZENSHIP	We value the communities where our employees live and work. We recognize the importance of “family” and strive to balance our work and personal priorities.

CUSTOMER SATISFACTION	We take great pride in exceeding our customers’ expectations. We build enduring relationships by anticipating, understanding and fulfilling our customers’ needs.

EMPLOYEE DEVELOPMENT	We support personal growth and continuous learning whether in the classroom or through on-the-job training. We encourage employees to accept new challenges and to demonstrate individual initiative. We are committed to providing performance feedback and coaching in order to bring out the best in our employees.

FINANCIAL STABILITY	We are committed to maintaining economic strength and long term viability for the benefit of our employees and shareholders.

INTEGRITY	We are honest and ethical in all our business dealings, starting with how we treat each other. Our personal conduct ensures that Olympic Steel’s name is always worthy of trust.

QUALITY	We are committed to identifying and eliminating the sources of error and waste in our processes. We believe that quality excellence is pivotal to our success.

RESPECT	We treat each other with honor and dignity, while valuing individual and cultural differences. We communicate frequently and effectively while listening to each other regardless of position.

SAFETY	We are committed to providing a safe work environment and promoting employee health and well being through continuous education.

TEAMWORK	We value and reward both individual and team achievements. We encourage employees to cross organizational boundaries in order to advance the interest of customers and shareholders.

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Accordingly, it does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, references to “we,” “us” or “our” refer collectively to Olympic Steel, Inc. and its subsidiaries. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The Company

      We are a leading U.S. steel service center with 50 years of experience. Our primary focus is on the direct sale and distribution of large volumes of processed carbon, coated and stainless flat-rolled sheet, coil and plate steel products. We operate as an intermediary between steel producers and manufacturers that require processed steel for their operations. We provide services and functions that form an integral component of our customers’ supply chain management, reducing inventory levels and increasing efficiency, thereby lowering their overall cost of production. Our processing services include both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, laser welding, and precision machining of steel parts.

      We operate 12 strategically-located processing and distribution facilities in Connecticut, Georgia, Illinois, Iowa, Michigan, Minnesota, Ohio, and Pennsylvania. We also participate in two joint ventures in Michigan that primarily service the automotive market in the Detroit area. This broad geographic footprint allows us to focus on regional customers and larger national and multi-location accounts, primarily located throughout the midwestern, eastern and southern United States.

      Over the past several years, we have focused on a disciplined business strategy of improving our operating performance and financial strength. In order to position us for continued profitable growth, we reduced our annual operating expenses, improved our working capital efficiency (through improved inventory turns and accounts receivables collection), and reduced our total headcount. From December 31, 2002 to June 30, 2004, we increased our inventory by $30.7 million and our accounts receivable by $48.7 million, while at the same time reducing our total indebtedness by $16.4 million. We believe that our success in these initiatives provides us with increased financial and operating flexibility and puts us in a strong position to continue to profitably grow our business.

      In addition, we have made significant investments in our business through acquisitions, joint ventures, greenfield operations and other capital expenditures. We believe that this strategic, long-term investment strategy, together with our improved inventory management practices and cost structure, will allow us to expand sales and capture additional market share without material increases in capital expenditures in the near term.

      We believe that our recent strategic initiatives have enabled us to capitalize on increased industrial demand, particularly in the current high steel pricing environment. In 2003, we sold approximately 1.2 million tons of steel, generating net sales of $472.5 million. In the first six months of 2004, we sold 729 thousand tons, an increase of 33% over the 548 thousand tons sold in the prior year period. Net sales in the first half of 2004 totaled $409.8 million, an increase of 80% over the net sales of $228.3 million in the 2003 comparable period. This improvement in volume and sales, together with our improved cost structure, resulted in net income of $29.3 million for the first six months of 2004, an increase of over $30 million from the prior year period.

The Industry

      The steel industry is comprised of three types of entities: steel producers, intermediate steel processors and steel service centers. Services provided by steel service centers can range from storage and distribution of unprocessed metal products to complex, precision value-added steel processing. Steel service centers respond directly to customer needs and emphasize value-added processing of steel pursuant to specific customer demands, such as cutting-to-length, slitting, shearing, roll forming, shape correction and surface improvement, blanking, tempering, plate burning and stamping. These processes produce steel to specified lengths, widths, shapes and surface characteristics through the use of specialized equipment. Steel service centers typically have lower cost structures than, and provide services and value-added processing not otherwise available from, steel producers.

      Carbon steel production in the United States has consolidated significantly over the last several years, with the three largest producers now accounting for a majority of the total domestic raw steel output. Despite this trend, the steel service center industry has remained fragmented, consisting of numerous small and mid-sized companies, as well as a few larger publicly-traded companies. According to the Metals Service Center Institute (“MSCI”), there are over 5,000 steel service center locations in the United States.

      We believe this consolidation of steel producers should increase the importance of well-capitalized service centers in the supply chain, as steel producers focus on minimizing credit risk by establishing closer relationships with service centers that support the higher financial commitments associated with financing inventories in a high steel price environment. We believe this trend will result in a greater concentration of market share among the larger, well-capitalized service centers. This expected concentration may result from organic market share growth or through consolidation. We also believe that the movement towards higher market share concentration is being supported by the desire of many customers to work directly with service centers that have a demonstrated operating history and reliable access to steel.

Our Competitive Strengths

      We believe that, since our founding in 1954, we have become a recognized leader in the U.S. steel service center industry by focusing on our core values of accountability, corporate citizenship, customer satisfaction, employee development, financial stability, integrity, quality, respect, safety and teamwork. Our leadership position and commitment to our shareholders, customers, employees and suppliers have resulted in our having the following competitive strengths:

      Leading Market Position. We believe that we are a leader in the processing and distribution of flat-rolled steel in the United States. Our size and scale in a highly fragmented industry helps us to obtain and maintain the inventory levels necessary to respond to our customers’ steel needs, often on a “just-in-time” delivery basis. Our broad geographic footprint allows us to serve some of the most important manufacturing regions in the United States, reducing shipping costs and enhancing timely delivery to our customers. We believe that our significant market position provides us with purchasing economies of scale, allowing us to acquire supplies of flat-rolled steel at favorable prices. In addition, we believe we are well-positioned to take advantage of current market conditions and pursue continued sales and share growth. Our tonnage sales volume for the six month period ended June 30, 2004 increased 33% from the 2003 comparable period, while, according to MCSI statistics, overall industry volume increased only 18%.

      Operating Excellence and Financial Strength. During the past several years of the U.S. manufacturing industry’s downturn, we have been successful in improving our cost structure, which has resulted in improved operating margins and has well-positioned us for the cyclical recovery. In particular, our focus on inventory management and financial discipline has resulted in a significant improvement in our cash management cycle, while at the same time ensuring adequate supplies to provide timely delivery of finished products to our customers. From December 31, 2002 to June 30, 2004, we increased our inventory by $30.7 million and accounts receivables by $48.7 million, while at the same time reducing our total indebtedness by $16.4 million. These initiatives have helped improve our working capital efficiency, enhanced our overall profitability, and strengthened our balance sheet. In August 2004, we increased our revolving credit facility by $20 million, to an aggregate $110 million. We believe that our financial strength and access to additional capital makes us a preferred customer for our suppliers, as they seek reduced credit risk, and a preferred supplier for our customers, as we are able to leverage our balance sheet for their benefit.

      Experienced, Committed Management Team and Workforce. Our business is managed by an experienced team of executive officers, led by Michael Siegal, our Chairman and Chief Executive Officer and David Wolfort, our President and Chief Operating Officer, who each have over 30 years of experience in the steel industry and are our largest individual shareholders. The extensive experience of our management team, which includes leadership positions at a number of industry organizations, has resulted in close, long-standing relationships with our customers and suppliers. Our management team also has significant experience in the implementation of internal and external growth initiatives, including both acquisitions and development of greenfield operations. We believe that our management team’s experience and key relationships position us well to identify, evaluate and pursue new opportunities for growth. In addition, we have developed and trained a highly skilled workforce, which is incentivized to help us deliver earnings growth and value to our shareholders through interest-aligning initiatives such as our incentive compensation and gain-sharing plans.

      Superior Customer and Supplier Relationships. We believe that we have earned a reputation for providing high quality products and superior customer service. The regular interaction between our large field sales force and our customers allows us to better judge their supply chain requirements, and help provide value-added products and services that enhance our customers’ financial returns. We are also among the largest purchasers of flat-rolled steel in the United States and have well-established relationships with the largest U.S. steel producers and many international steel producers. This provides us with multiple sources for steel products and allows us to purchase steel efficiently and cost-effectively. Our close relationships, long operating history and demonstrated credibility throughout all market conditions, have helped us maintain ample access to steel in an environment where supply has become constrained. Our close customer and supplier relationships, fostered by the active involvement of our senior management team, also allow us to anticipate macro steel supply and pricing trends on a global basis, which we believe results in superior purchasing and inventory decisions.

Our Strategy

      Our overall corporate mission is to achieve profitable growth by safely providing quality business solutions to users of flat-rolled steel. We intend to achieve this growth through operational excellence by continuing to focus on a long-term, disciplined business strategy, allowing us to further enhance our leadership position in the steel distribution and processing industry and deliver increased value to our shareholders.

      Focus on Profitable Growth. We continually evaluate alternatives to drive increased growth and profitability. Our primary approach is to increase our sales and market share using our existing capacity, which is facilitated by our previous investments in equipment and infrastructure. We may also pursue potential acquisitions that complement our existing operations or that allow us to deliver more value-added services, and new greenfield operations or business partnerships that complement our existing facilities and services. We evaluate growth opportunities through a disciplined, analytical approach focused on earnings accretion.

      Grow Market Share in a Dynamic Steel Market. We believe that industrial economic conditions are improving and that demand for the products manufactured by some of our key customers continues to be robust. This increased end-market demand will help drive increased sales of our products and, with the actions we have proactively taken to improve our cost structure, will further enhance our earnings growth. In addition, we believe we can further increase our sales through our ability to help our customers as they seek to improve their supply chain management by outsourcing processing functions that we can perform more efficiently and cost-effectively, and can support through our increased financial strength. With the overall fragmentation of the steel service center industry and the consolidation among steel producers, suppliers continue to look for select, long-term relationships with service centers that both enjoy access to large end-user customers and can demonstrate the ability to meet increasingly higher required financial commitments.

      Maintain Disciplined Cost Control Approach. We will continue to focus on operating efficiency and look to maintain the benefits of our cost control initiatives as we grow our business. We will also continue to develop, train and invest in our employees. We believe that our well-trained and incentivized workforce constitutes a significant advantage for us, improving sales and helping us pursue our long-term objectives for profitable growth. We believe that we can effectively increase our sales without significantly increasing head count or incurring any material incremental capital investment, leveraging the significant investments we have made in our workforce and assets. In addition, our management team is continually evaluating our purchasing and operating processes to identify additional areas where we can control expenses and maintain or improve our ability to provide timely delivery of high-quality products to our customers.

      Seek Continuous Improvement to Customer Service. We will continue to focus our efforts on maintaining and improving our close, long-standing relationships with our customers. We believe that our ability to identify and provide new supply chain solutions for our customers, including value-added services and processes, allows our customers to operate more efficiently and generate higher returns. Our large field sales force, supported by the active involvement and participation by senior management, will continue to implement our customer-driven marketing strategy as we also seek to expand and create new relationships.

Corporate Information

      We are incorporated under the laws of the State of Ohio. Our executive offices are located at 5096 Richmond Road, Bedford Heights, Ohio 44146. Our telephone number is (216) 292-3800, and our website address is www.olysteel.com.

The Offering

Common stock being offered by us	2,250,000 shares

Common stock being offered by the selling shareholders	200,000 shares

Total	2,450,000 shares

Common stock to be outstanding after this offering	12,113,825 shares (1)

Use of proceeds	We will use the net proceeds to repay a portion of our outstanding bank indebtedness and for other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market symbol	ZEUS

(1)	Excludes (i) an aggregate of 1,047,797 shares of common stock reserved for issuance under our Stock Option Plan, of which 1,044,629 shares were subject to outstanding options as of July 31, 2004 at a weighted average exercise price of $6.03 per share, and (ii) an aggregate of 1,000,000 shares of common stock reserved for issuance during 2004 under our Section 423 Employee Stock Purchase Plan.

Summary Consolidated Financial Data

     The summary consolidated financial data presented below for each of the five years in the period ended December 31, 2003 have been derived from our consolidated audited financial statements. Periods ended December 31, 2000, 2001, 2002 and 2003 have been audited by PricewaterhouseCoopers LLP. The period ended December 31, 1999 was audited by Arthur Andersen LLP. The six-month periods ended June 30, 2003 and 2004 were derived from our unaudited consolidated financial statements. The unaudited financial statements were prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations and financial condition as of the period presented. The results of operations for interim periods are not necessarily indicative of operating results for future periods. The data presented should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)

Tons Sold Data:

Direct	1,033	1,008	936	1,004	996	463	623

Toll(a)	207	165	131	154	185	84	106

Total	1,240	1,173	1,067	1,158	1,181	548	729

Income Statement Data:

Net sales	$509,882	$505,522	$404,803	$459,384	$472,548	$228,281	$409,806

Gross profit	129,667	113,153	102,740	109,776	99,856	47,864	124,013

Operating income (loss)	13,150	(701)	2,871	5,838	166	525	50,582

Income (loss) from joint ventures	(1,032)	(1,425)	(160)	606	(1,012)	(10)	172

Interest and other financing expenses	6,734	9,347	7,733	8,071	4,155	2,129	2,445

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	5,384	(11,473)	(5,022)	(1,627)	(5,001)	(1,614)	48,309

Net income (loss)	3,159	(8,721)	(3,648)	(5,759)	(3,260)	(1,033)	29,347

Earnings Per Share Data:

Basic(b)	$0.30	$(0.90)	$(0.38)	$(0.60)	$(0.34)	$(0.11)	$3.01

Diluted	0.30	(0.90)	(0.38)	(0.60)	(0.34)	(0.11)	2.90

Weighted average shares — basic	10,452	9,677	9,588	9,637	9,646	9,644	9,734

Weighted average shares — diluted	10,452	9,677	9,588	9,637	9,646	9,644	10,108

Other Data:

Capital expenditures	$12,574	$5,451	$2,635	$1,490	$836	$237	$1,065

Depreciation and amortization	7,852	9,222	10,084	13,852	9,060	4,584	4,910

Balance Sheet Data (end of period)(c):

Current assets(d)	$137,513	$103,837	$117,240	$162,686	$155,794	$154,006	$237,536

Current liabilities	36,248	32,672	32,455	43,962	42,574	33,480	89,505

Working capital(d)	101,265	71,165	84,785	118,724	113,220	120,526	148,031

Total assets(d)	267,007	224,929	235,386	262,911	249,002	249,826	327,358

Total debt(d)	93,426	68,009	84,499	106,793	97,797	102,567	90,387

Shareholders’ equity	136,820	124,920	121,243	115,495	112,236	114,465	143,106

(a)	Net sales generated from toll tons sold represented less than 3% of consolidated net sales for all years presented.

(b)	Calculated by dividing net income (loss) by weighted average shares outstanding. There was no dilution for any periods presented prior to the six months ended June 30, 2004.

(c)	See “Capitalization” for unaudited pro forma balance sheet data assuming that consummation of this offering and application of the estimated proceeds therefrom to reduce indebtedness had occurred on June 30, 2004.

(d)	2000 and 1999 reflect the sale of $48,000 and $52,000, respectively, of accounts receivable under our former accounts receivable securitization program which was terminated in June 2001.

RISK FACTORS

Investing in our common stock involves certain risks. Prior to making a decision about investing in our common stock, you should carefully consider the following risks and uncertainties and all other information contained in this prospectus or incorporated herein by reference. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Volatile steel prices can cause significant fluctuations in our operating results. Our sales and operating income could decrease if we are unable to pass cost increases on to our customers.

      Our principal raw material is flat-rolled carbon, coated and stainless steel that we typically purchase from multiple primary steel producers. The steel industry as a whole is cyclical and at times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us.

      We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. When steel prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing steel inventory. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income.

      Since the beginning of 2004, steel producers have been significantly impacted by a shortage of raw materials, rising raw material prices, increased product demand, producer consolidation and longer lead time requirements. These conditions have resulted in unprecedented cost increases. As a result, domestic steel producers have implemented price increases and raw material surcharges to offset these costs. During the first half of 2004, we were generally able to pass these increased prices and surcharges on to our customers. However, in the future it may be more difficult to pass on material price increases. If we are unable to do so, our operating income and profitability could decrease.

An interruption in the sources of our steel supply could have a material adverse effect on our results of operations.

      Following a period of industry consolidation, three entities account for a majority of domestic steel production. During 2003 and the first half of 2004, we purchased approximately 54.5% and 53.4%, respectively, of our total steel tonnage from these suppliers. We have no long-term supply contracts. If, in the future, we are unable to obtain sufficient amounts of steel on a timely basis, we may not be able to obtain steel from alternative sources at competitive prices. In addition, interruptions or reductions in our supply of steel could make it difficult to satisfy our customers’ just-in-time delivery requirements, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from one or more of these industries could result in lower operating income and profitability.

      We sell our products to customers in a variety of industries, including capital equipment manufacturers for industrial, agricultural and construction use, the automotive industry, and manufacturers of fabricated metal products. Our largest category of customers is other steel service centers, which resell the products to manufacturers. Numerous factors, such as general economic conditions, consumer confidence, significant business interruptions, labor shortages or work stoppages and other factors beyond our control, may cause significant demand fluctuations from one or more of these industries. Periods of economic slowdown or recession in the United States, downturns in demand, or a decrease in the prices that we can realize from sales of our products to customers in any of these industries, could result in lower operating income and profitability.

      Approximately 14% of our net sales in 2003 and 11% of our net sales in the first half of 2004 were directly to automotive manufacturers or manufacturers of automotive components and parts. Due to the concentration of customers in this industry, our gross margins on these sales are generally less than our margins on sales to customers in other industries. Further pressure by the automotive manufacturers to reduce their costs could result in even lower margins.

Our success is dependent upon our relationships and contracts with certain key customers.

      We have derived and expect to continue to derive a significant portion of our revenues from a relatively limited number of customers. Our top three customers accounted for approximately 14% of our revenues in both 2003 and the first six months of 2004. The loss of any one of our major customers could have a material adverse effect on our business, financial condition or results of operations.

Customer credit restraints and credit losses could have a material adverse effect on our results of operations.

      In the current climate of escalating steel prices, increased sales volume and consolidation among capital providers to the steel industry, the ability of our customers to maintain credit availability has become more challenging. Many customers have reduced their purchases because of these credit restraints. Moreover, our disciplined credit policies have, in some instances, resulted in lost sales. Were we to lose sales or customers due to these actions, or if we have misjudged our credit estimations and they result in future credit losses, there could be a material adverse affect on our results of operations.

If we fail to renegotiate our collective bargaining agreements or if we experience work stoppages, our financial condition could be harmed.

      We have four collective bargaining agreements covering approximately 205 employees at our Minneapolis and Detroit facilities. The collective bargaining agreement covering hourly plant employees at our Detroit facility expired on June 30, 2004 and is currently being renegotiated. A collective bargaining agreement for employees at our Minneapolis coil facility expires on September 30, 2005, whereas agreements covering other Detroit and Minneapolis employees expire in 2006 and subsequent years. From time to time, union organizing efforts have occurred at our other locations, including current activities at our Iowa facility. While we have never experienced a work stoppage by our personnel, any prolonged disruption in business arising from work stoppages by personnel represented by collective bargaining units could have a material adverse effect on our results of operations.

Risks associated with our growth strategy may adversely impact our ability to sustain our growth and our stock price may decline.

      Historically, we have grown internally by increasing sales and services to our existing customers, aggressively pursuing new customers and services, building new facilities, and acquiring and upgrading processing equipment in order to expand the range of value-added services we offer. In addition, we have grown through external expansion by the acquisition of other steel service centers and related businesses. We intend to continue to actively pursue our growth strategy in the future.

      The future expansion of an existing facility or construction of a new facility could have adverse effects on our results of operations due to the impact of the start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions may result in unforeseen difficulties and the integration of acquisitions may divert management time and attention from day-to-day operations. In addition, we may not be able to identify appropriate acquisition candidates, consummate acquisitions on satisfactory terms, or integrate these acquired businesses effectively and profitably into our existing operations.

      In order to achieve growth through acquisitions, expansion of current facilities, greenfield construction or otherwise, we may need to make significant expenditures and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, availability of financing arrangements. Additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our growth strategy on terms which are satisfactory to us or at all. Moreover, the issuance of capital stock to effect acquisitions could result in dilution to our shareholders. If we cannot secure additional capital to support our anticipated growth, our business and results of operations could be adversely affected.

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy.

      Our success is dependent on the management and leadership skills of our senior management team. We have an employment agreement with our President and Chief Operating Officer that expires on December 31, 2005, and agreements with our Chairman and Chief Executive Officer and our Chief Financial Officer that expire on December 31, 2006. The loss of any members of our senior management team or the failure to attract and retain additional qualified personnel could prevent us from implementing our business strategy and continuing to grow our business at a rate necessary to maintain future profitability.

The failure of our key computer-based systems could have a material adverse effect on our business.

      We currently maintain three separate computer-based systems in the operation of our business and we depend on these systems to a significant degree, particularly for inventory management. The destruction or failure of any one of our computer-based systems for any significant period of time could materially adversely affect our business, financial condition and results of operations and cash flows.

Our business is highly competitive, and increased competition could reduce our market share and harm our financial performance.

      Our business is highly competitive. We compete with other steel service centers and, to a certain degree, steel producers and intermediate steel processors on a regional basis, primarily on quality, price, inventory availability and the ability to meet the delivery schedules of our customers. We have different competitors for each of our products and within each region. Certain of these competitors have financial and operating resources in excess of ours. Increased competition could lower our margins or reduce our market share and have a material adverse effect on our financial performance.

We expect to finance our future growth through borrowings under our bank credit facility. Increased leverage could adversely impact our business and results of operations.

      In light of increased sales volume and rising steel prices, and our expectation of even higher steel prices in the near-term, we will require significant working capital to support our operations and anticipated growth. We expect to finance our higher working capital needs through borrowings under our bank credit facility.

      After giving effect to the contemplated repayment of a portion of our existing bank debt with the proceeds from this offering, the revolver portion of our bank credit facility will permit borrowings of up to $           million. If we incur additional debt under our credit facility or otherwise, our leverage will increase as will the risks associated with such leverage. A high degree of leverage could have important consequences to us. For example, it could:

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to the payment of debt service thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that are less leveraged; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the steel industry.

Variable rate borrowings under our bank credit facility could cause our annual interest expense to increase significantly.

      A significant portion of our debt is subject to variable interest rates. As such, any substantial increase in interest rates could negatively affect our financial results. Based on our total variable debt balances as of June 30, 2004, a 100 basis point increase in interest rates would increase our annual interest expense by approximately $850,000.

The market price for our common stock may be volatile.

      In recent periods, there has been volatility in the market price for our common stock. Furthermore, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

•	our quarterly operating results or the operating results of other steel service centers;

•	changes in general conditions in the economy, the financial markets, or the steel industry;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions; and

•	increases in the costs of raw materials or other costs.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Future sales of our common stock could depress our market price and diminish the value of your investment.

      Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If our shareholders sell a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that shareholders might sell shares of common stock could depress the market for our common stock. Although we and our directors and executive officers have entered into lock-up agreements, whereby we and they will not offer, sell, contract to sell, pledge, grant or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, except for the shares of common stock to be sold in this offering and certain other exceptions, for a period of 90 days from the date of this prospectus, we or any of these persons may be released from this obligation, in whole or in part, by the representative of the underwriters at any time with or without notice.

Our principal shareholders have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change of control in our company.

      Upon consummation of this offering, approximately 17.7% of our outstanding common stock will be owned by Michael D. Siegal, our Chairman of the Board and Chief Executive Officer, and David A. Wolfort, our President and Chief Operating Officer. As a result, Messrs. Siegal and Wolfort will continue to have significant influence over all actions requiring shareholder approval, including the election of our Board of

Directors. Through their concentration of voting power, our principal shareholders may be able to delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other shareholders. In deciding how to vote on such matters, these individuals may be influenced by interests that conflict with yours.

Certain provisions of our charter documents and Ohio law could discourage potential acquisition proposals and could deter, delay or prevent a change in control of our company that our shareholders consider favorable and could depress the market value of our common stock.

      Under our charter, our Board of Directors is authorized to issue, from time to time, without any further action on the part of our shareholders, up to 2,500,000 shares of voting preferred stock, without par value, and up to 2,500,000 shares of non-voting preferred stock, without par value, each in one or more series, with such relative rights, powers, preferences and conversion rights as are determined by our Board of Directors at the time of issuance. The issuance of shares of preferred stock could adversely affect our holders of shares of common stock. In addition, certain statutory provisions of the Ohio General Corporation law and our charter documents may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which our shareholders might otherwise receive a premium for their shares over the then current market prices.

      We are a party to a Shareholder Rights Agreement dated January 31, 2000. The terms of the Rights Agreement could further discourage others from making tender offers or other bids for our common stock. See “Description of Capital Stock — Preferred Stock.”

We do not anticipate paying dividends on the common stock.

      We currently do not anticipate paying dividends on our common stock. In addition, the terms governing our bank credit facilities contain restrictions that prohibit us from declaring or paying cash dividends to our shareholders.

FORWARD-LOOKING INFORMATION

      This document contains various forward-looking statements and information that are based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this document, the words “anticipate,” “expect,” “believe,” “estimated,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties and assumptions including, but not limited to:

•	general business, economic and political conditions;

•	competitive factors such as the availability and pricing of steel and fluctuations in customer demand;

•	the ability of our customers to maintain their credit availability in periods of escalating prices;

•	layoffs or work stoppages by our own or our suppliers’ or customers’ personnel;

•	equipment malfunctions or installation delays;

•	the adequacy of our information technology and business system software;

•	the successes of our joint ventures;

•	the successes of our strategic efforts and initiatives to increase sales volumes, improve cash flows and reduce debt, maintain, or improve inventory turns and reduce our costs; and

•	customer, supplier, and competitor consolidation or insolvency.

Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated, projected or planned. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof.

USE OF PROCEEDS

      We estimate the net proceeds to us of this offering will be approximately $           million, assuming a public offering price of $           per share and after payments of estimated underwriting discounts and commissions and estimated expenses of this offering. If the underwriters’ overallotment option is exercised in full, we anticipate that the net proceeds to us will be $           million, in the aggregate. We will not receive any proceeds from the sale of shares of common stock being sold by the selling shareholders.

      We intend to use substantially all of our net proceeds to repay a portion of our indebtedness under our bank credit facility, which indebtedness totaled $86.4 million at June 30, 2004. The bank credit facility matures on December 15, 2006. Our effective borrowing rate under this facility, including deferred financing fees, for the first six months of 2004 was 5.9%. This repayment will strengthen our balance sheet and enhance our abilities to make growth-oriented investments. We may also use a portion of the net proceeds for other general corporate purposes.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2004 (i) on an actual basis and (ii) as adjusted to give effect to this offering and the application of the estimated net proceeds received by us to repay a portion of our indebtedness under our credit facility. See “Use of Proceeds.” You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2004

	Actual	As Adjusted

	(dollars in thousands)

Current portion of long term debt	$4,892	$

Long-term debt:

Revolving credit facility	51,042

Term loans	31,053

Industrial revenue bonds	3,400

Total long-term debt	85,495

Total debt	90,387

Shareholders’ equity:

Preferred stock, without par value, 5,000,000 shares authorized, none issued	—

Common stock, without par value, 20,000,000 shares authorized, 9,863,825 shares issued and outstanding (12,113,825 shares issued and outstanding, as adjusted)(1)	101,318

Officer note receivable(2)	(754)

Retained earnings	42,542

Total shareholders’ equity	143,106

Total capitalization	$233,493	$

(1)	Excludes (i) an aggregate of 1,047,797 shares of common stock reserved for issuance under our stock option plan, of which 1,044,629 shares were subject to outstanding options as of July 31, 2004 at a weighted average exercise price of $6.03 per share, and (ii) an aggregate of 1,000,000 shares of common stock reserved for issuance during 2004 under our Section 423 Employee Stock Purchase Plan.

(2)	It is the officer’s intention to exercise stock options, sell the acquired shares, and use the proceeds to pay taxes and repay this indebtedness prior to the end of the third quarter of 2004.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Our common stock is traded on the Nasdaq National Market under the symbol “ZEUS.” The following table sets forth, for the calendar periods indicated, the high and low closing sale prices per share for our common stock as reported on the Nasdaq National Market.

	Common Stock
	Price

	High	Low

Year Ended December 31, 2002

First Quarter	$6.05	$2.40

Second Quarter	6.14	5.05

Third Quarter	6.57	2.82

Fourth Quarter	3.99	2.72

Year Ended December 31, 2003

First Quarter	$4.10	$2.79

Second Quarter	4.25	3.35

Third Quarter	4.91	3.71

Fourth Quarter	8.50	4.25

Year Ending December 31, 2004

First Quarter	$14.00	$7.24

Second Quarter	20.42	10.89

Third Quarter (through August 25, 2004)	24.69	17.45

      On August 25, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $24.18 per share. As of June 30, 2004, there were 123 holders of record of our common stock and we believe there were an estimated 2,400 beneficial owners.

      We presently retain all of our earnings, and anticipates that all of our future earnings will be retained to finance the expansion or upgrading of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs, plans for expansion and current restrictions under our credit agreement.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected data for each of the five years in the period ended December 31, 2003 derived from our consolidated financial statements. Periods ended December 31, 2000, 2001, 2002 and 2003 have been audited by PricewaterhouseCoopers LLP. The period ended December 31, 1999 was audited by Arthur Andersen LLP. The six month periods ended June 30, 2003 and 2004 were derived from our unaudited consolidated financial statements. The unaudited financial statements were prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our results of operations and financial condition as of the periods presented. The results of operations for the interim periods are not necessarily indicative of the operating results for future periods. The data presented should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)

Tons Sold Data:

Direct	1,033	1,008	936	1,004	996	463	623

Toll(a)	207	165	131	154	185	84	106

Total	1,240	1,173	1,067	1,158	1,181	548	729

Income Statement Data:

Net sales(a)	$509,882	$505,522	$404,803	$459,384	$472,548	$228,281	$409,806

Cost of materials sold	380,215	392,369	302,063	349,608	372,692	180,417	285,793

Gross profit	129,667	113,153	102,740	109,776	99,856	47,864	124,013

Operating expenses	116,517	113,854	99,869	103,938	99,690	47,339	73,431

Operating income (loss)	13,150	(701)	2,871	5,838	166	525	50,582

Income (loss) from joint ventures	(1,032)	(1,425)	(160)	606	(1,012)	(10)	172

Interest and other expense on debt	3,615	5,623	6,473	8,071	4,155	2,129	2,445

Receivable securitization expense	3,119	3,724	1,260	—	—	—	—

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	5,384	(11,473)	(5,022)	(1,627)	(5,001)	(1,614)	48,309

Income tax benefit (provision)	(2,072)	3,728	1,933	626	1,741	581	(18,962)

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	3,312	(7,745)	(3,089)	(1,001)	(3,260)	(1,033)	29,347

Loss from discontinued tube operation, net of income tax benefit(b)	(153)	(976)	(559)	(2,641)	—	—	—

Income (loss) before cumulative effect of a change in accounting principle	3,159	(8,721)	(3,648)	(3,642)	(3,260)	(1,033)	29,347

Cumulative effect of a change in accounting principle, net of income tax benefit(c)	—	—	—	(2,117)	—	—	—

Net income (loss)	3,159	(8,721)	(3,648)	(5,759)	(3,260)	(1,033)	29,347

Income (loss) from continuing operations before cumulative effect of a change in accounting principle per share	0.32	(0.80)	(0.32)	(0.10)	(0.34)	(0.11)	3.01

Basic net income (loss) per share	0.30	(0.90)	(0.38)	(0.60)	(0.34)	(0.11)	3.01

Diluted net income (loss) per share	0.30	(0.90)	(0.38)	(0.60)	(0.34)	(0.11)	2.90

Weighted average shares outstanding — basic	10,452	9,677	9,588	9,637	9,646	9,644	9,734

Weighted average shares outstanding — diluted	10,452	9,677	9,588	9,637	9,646	9,644	10,108

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)

Balance Sheet Data:

Current assets(d)	$137,513	$103,837	$117,240	$162,686	$155,794	$154,006	$237,536

Current liabilities	36,248	32,672	32,455	43,962	42,574	33,480	89,505

Working capital(d)	101,265	71,165	84,785	118,724	113,220	120,526	148,031

Total assets(d)	267,007	224,929	235,386	262,911	249,002	249,826	327,358

Total debt(d)	93,426	68,009	84,499	106,793	97,797	102,567	90,387

Shareholders’ equity	136,820	124,920	121,243	115,495	112,236	114,465	143,106

(a)	Net sales generated from toll tons sold represented less than 3% of consolidated net sales for all periods presented.

(b)	In June 2002, we decided to close our unprofitable tube processing operation (Tubing) in Cleveland Ohio. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” Tubing has been accounted for as a discontinued operation. As a result Tubing’s after -tax loses are shown separate from our results from continuing operations.

(c)	As a result of the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we wrote-off our entire goodwill amount in 2002 as a cumulative effect of a change in accounting principle. Amortization of goodwill totaled $104 in 1999, 2000 and 2001, respectively.

(d)	2000 and 1999 reflect the sale of $48,000 and $52,000, respectfully, of accounts receivable under our former accounts receivable securitization program which was terminated in June 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial conditions and results are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, we monitor and evaluate our estimates and assumptions.

Overview

      Our results of operations are affected by numerous external factors, such as general business, economic and political conditions, competition, steel pricing and availability, energy prices, pricing and availability of raw materials used in the production of steel, customer demand for steel and their ability to manage their credit line availability in an escalating price market and layoffs or work stoppages by suppliers’ or customers’ personnel.

      We sell a broad range of products, many of which have different gross profits and margins. Products that have more value-added processing generally have a greater gross profit and higher margins. Accordingly, our overall gross profit is affected by product mix, the amount of processing performed, the availability of steel, volatility in selling prices and material purchase costs. We also perform toll processing of customer-owned steel, the majority of which is performed by our Detroit and Georgia operations.

      Our two joint ventures are Olympic Laser Processing, LLC (OLP), a company that processes laser welded sheet steel blanks for the automotive industry, and G.S.P., LLC (GSP), a certified Minority Business Enterprise company supporting the flat-rolled steel requirements of the automotive industry. Our 50% interest in OLP and 49% interest in GSP are accounted for under the equity method. We guarantee portions of outstanding debt under both of the joint venture companies’ bank credit facilities. As of June 30, 2004, we guaranteed 50% of OLP’s $16.8 million and 49% of GSP’s $3.1 million of outstanding debt on a several basis.

      Financing costs include interest expense on debt and deferred financing and bank amendment fees amortized to expense.

      We sell certain products internationally, primarily in Puerto Rico and Mexico. All international sales and payments are made in United States dollars. Recent international sales have been immaterial to our consolidated financial results.

      In 2002, we closed our unprofitable tube processing operation (Tubing) in Cleveland, Ohio. In accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets,” Tubing has been accounted for as a discontinued operation and its assets were written down to their estimated fair value less costs to sell. The carrying value of the Tubing real estate is recorded as “Assets Held for Sale” on the accompanying balance sheets and the carrying value was reduced to a balance of $150,000 as of June 30, 2004 to reflect the contractual sales price of the property. The sale was completed in the third quarter of 2004. The $487,000 reduction is recorded as an “Asset Impairment Charge” on the accompanying Consolidated Statements of Operations.

      The collective bargaining agreement covering hourly plant employees at our Detroit facility expired on June 30, 2004, however, negotiations are on-going. A collective bargaining agreement for employees at our Minneapolis coil facility expires on September 30, 2005, whereas agreements covering other Detroit and Minneapolis employees expire in 2006 and subsequent years. From time-to-time, union organizing efforts have occurred at our other locations, including current activities at our Iowa facility. We have never experienced a work stoppage and we believe that our relationship with employees is good. However, any prolonged work stoppages by our personnel represented by collective bargaining units could have a material adverse effect on our results.

Results of Operations

      The following table sets forth certain income statement data expressed as a percentage of net sales:

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(audited)			(unaudited)

Net sales	100.00%	100.00%	100.00%	100.00%	100.00%

Cost of materials sold	74.62	76.10	78.87	79.03	69.74

Gross profit	25.38	23.90	21.13	20.97	30.26

Operating expenses	24.67	22.63	21.10	20.74	17.92

Operating income	0.71	1.27	0.03	0.23	12.34

Income (loss) from joint ventures	(0.04)	0.13	(0.21)	(0.01)	(0.04)

Financing costs	1.91	1.76	0.88	0.93	0.60

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(1.24)	(0.36)	(1.06)	(0.71)	11.78

Income tax provision (benefit)	(0.48)	(0.14)	(0.37)	(0.26)	4.62

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(0.76)	(0.22)	(0.69)	(0.45)	7.16

Discontinued operations	(0.14)	(0.57)	—	—	—

Income (loss) before cumulative effect of a change in accounting principle	(0.90)	(0.79)	(0.69)	(0.45)	7.16

Cumulative effect of a change in accounting principle	—	(0.46)	—	—	—

Net income (loss)	(0.90)%	(1.25)%	(0.69)%	(0.45)%	7.16%

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

      Tons sold in the first half of 2004 increased 33.2% to 729 thousand from 548 thousand in the prior year period. Tons sold in the first half included 623 thousand from direct sales and 106 thousand from toll processing, compared with 464 thousand direct tons and 84 thousand toll tons in the comparable period of last year. The increase in tons sold was attributable to increased customer demand across substantially all markets. We expect strong customer demand to continue in the second half of the year, but note that the second half contains 8 fewer shipping days than the first half of the year, as well as seasonal closings of certain automotive and manufacturing customers. We believe that the availability of steel will continue to remain constrained, which could lead to disruption in our ability to meet our customers’ material requirements.

      For the first half of 2004, net sales increased 79.5% to $409.8 million from $228.3 million in the comparable period of 2003. Strong customer demand, combined with tight supply and rising raw material costs for steel production, has resulted in a dramatic increase in steel pricing. Average selling prices for the first six months of 2004 increased 34.8% from last year’s first half. Market prices for steel have continued to increase in the third quarter of 2004.

      For the first half of 2004, gross profit increased to 30.3% from 21.0% in last year’s first half. The gross profit increase is primarily the result of strong customer demand for steel coupled with tight supply conditions. If we are unable to pass on to our customers the increasing costs of inventories our gross profit percentage in subsequent quarters could be adversely affected.

      As a percentage of net sales, operating expenses for the first half of 2004 decreased to 17.9% of net sales from 20.7% in last year’s first half. Operating expenses for the first half of 2004 increased 55.1% to

$73.4 million from $47.3 million in last year’s first half. The operating expense increases are primarily the result of increased payroll, incentive compensation, retirement plan expenses and distribution expenses associated with increases in sales volume and income for the first six months.

      For the first half of 2004, income from joint ventures totaled $172 thousand compared with losses of $10 thousand in the first half of 2003.

      Financing costs for the first six months of 2004 increased to $2.4 million from $2.1 million in 2003. Our effective borrowing rate inclusive of deferred financing fees for the first six months of 2004 was 5.8% compared to 4.6% in 2003. We have the option to borrow based on the agent bank’s base rate or Eurodollar Rate (EURO) plus a premium. Effective borrowing rates primarily increased as a result of waiver and amendment fees charged by our bank group for the period ended December 31, 2003.

      For the first six months of 2004, we reported income before income taxes of $48.3 million compared to the 2003 six month loss before income taxes of $1.6 million. An income tax provision of 39.3% was recorded during the first six months of 2004 compared to a 36.0% benefit recorded during the comparable 2003 period. We expect the effective tax rate, which includes federal, state and local income taxes, to approximate 40% for the balance of the year. Taxes paid in the first six months of 2004 totaled $4.1 million. There were no taxes paid during the first six months of 2003.

      Net income for the first half of 2004 totaled $29.3 million or $2.90 per diluted share, compared to a net loss of $1.0 million or $0.11 per diluted share in the first half of 2003.

2003 Compared to 2002

      Tons sold increased 2.0% to 1.18 million in 2003 from 1.16 million in 2002. Tons sold in 2003 included 996 thousand from direct sales and 185 thousand from toll processing, compared with 1.0 million from direct sales and 154 thousand from toll processing in 2002. We experienced a significant increase in customer demand in the fourth quarter of 2003, which continued into 2004.

      Net sales increased $13.2 million, or 2.9%, to $472.5 million in 2003 from $459.4 million in 2002. Average selling prices increased 0.9% in 2003 from 2002.

      As a percentage of net sales, gross profit decreased to 21.1% in 2003 from 23.9% in 2002. The gross profit decline was primarily the result of competitive pressures attributable to weak demand for steel during most of 2003 coupled with selling higher-priced steel purchased during tight supply conditions experienced in 2002.

      Operating expenses decreased $4.2 million, or 4.1%, to $99.7 million in 2003 from $103.9 million in 2002. As a percentage of net sales, operating expenses in 2003 decreased to 21.1% from 22.6% in 2002. On a per ton sold basis, operating expenses in 2003 decreased to $84.39 from $89.73 in 2002. Operating expenses in 2003 included $4.0 million of bad debt expense (recorded as a component of “Selling” expense on the Consolidated Statements of Operations) compared to $1.1 million of bad debt expense in 2002. The increase in bad debt expense primarily related to a receivable from a customer that unexpectedly filed for bankruptcy protection in December 2003, which was deemed uncollectible. Operating expenses in 2002 included a $1.7 million accelerated depreciation charge for previously capitalized software development costs associated with suspension of our internal business system development project.

      Our share of losses from our OLP and GSP joint ventures totaled $1.0 million in 2003, compared to income of $606 thousand in 2002. Our share of OLP’s loss totaled $863 thousand in 2003, compared to income of $721 thousand in 2002. OLP’s earnings declined in 2003 as a result of lower than expected program sales, a decline in higher margin prototype sales, laser equipment downtime and related additional labor costs. Our share of GSP’s loss totaled $149 thousand in 2003, compared to $115 thousand in 2002. GSP’s loss increased as a result of higher priced inventory which was not fully offset by price increases to customers.

      Financing costs decreased $3.9 million, or 48.5%, to $4.2 million in 2003 from $8.1 million in 2002. The decrease is primarily the result of a $2.1 million charge recorded in 2002 to write-off deferred financing fees related to our refinancing. Our new credit facility, as well as a decline in the federal funds rate, also contributed to the decreased financing costs. Our average borrowing rate decreased to 4.6% in 2003 from 5.7% in 2002. Average borrowing levels increased approximately $4.5 million between years.

      Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle totaled $5.0 million in 2003 compared to $1.6 million in 2002. An income tax benefit of 34.8% and 38.5% was recorded in 2003 and 2002, respectively. The decline in the effective income tax rate was primarily attributable to a lower federal statutory rate, expiration of certain state tax credits, and the impact of non-deductible expenses on a lower taxable loss base.

      Loss from the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.0 million in 2002. Loss on disposition of the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.6 million in 2002. This non-cash charge primarily related to the write down of Tubing’s property and equipment to estimated fair value less costs to sell.

      Included in our 2002 net loss is an after-tax charge of $2.1 million from our adoption of Financial Accounting Standards Board Statement No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets.”

      Net loss totaled $3.3 million, or $0.34 per share in 2003, compared to a net loss of $5.8 million, or $0.60 per share in 2002.

      The 2002 net loss included the non-cash, after-tax effects of $1.0 million for accelerated depreciation, $1.3 million for accelerated deferred financing fee amortization, $1.6 million to write-down Tubing’s property and equipment, and $2.1 million to write-off goodwill.

      Basic weighted average shares outstanding totaled 9.6 million in both 2003 and 2002.

2002 Compared to 2001

      Tons sold increased 8.6% to 1.16 million in 2002 from 1.07 million in 2001. Tons sold in 2002 included 1.0 million from direct sales and 154 thousand from toll processing, compared with 936 thousand from direct sales and 131 thousand from toll processing in 2001. The increases in direct and toll tons sold were primarily attributable to our automotive customer base.

      Net sales increased $54.6 million, or 13.5%, to $459.4 million in 2002 from $404.8 million in 2001. Average selling prices increased 4.5% in 2002 from 2001.

      As a percentage of net sales, gross profit decreased to 23.9% in 2002 from 25.4% in 2001. The gross profit decline was the result of significant increases in our material purchase costs experienced during the first 9 months of 2002. Material costs increased as a result of tightening steel supply caused by the idling or closure of domestic steel production facilities as well as U.S. government imposed import restrictions placed on certain steel products. Although we were generally successful in passing on price increases to our customers, competitive pressures on pricing in our market segments resulted in lower gross profits compared to 2001.

      Operating expenses increased $4.1 million, or 4.1%, to $103.9 million in 2002 from $99.9 million in 2001. Operating expenses in 2002 included a $1.7 million accelerated depreciation charge for previously capitalized software development costs associated with suspension of our internal business system development project. Excluding this charge, operating expenses in 2002 increased 2.4% from 2001, primarily as a result of increased sales volumes. As a percentage of net sales, operating expenses in 2002 decreased to 22.6% from 24.7% in the comparable 2001 period. On a per ton sold basis, operating expenses in 2002 decreased to $89.73 from $93.60 in 2001. Excluding the accelerated depreciation charge, operating expenses totaled 22.3% of net sales or $88.30 per ton sold in 2002.

      Our share of income from our OLP and GSP joint ventures totaled $606 thousand in 2002, compared to a loss of $160 thousand in 2001. Our share of OLP’s income totaled $721 thousand in 2002, compared to a loss of $192 thousand in 2001. Our share of GSP’s loss totaled $115 thousand in 2002, compared to income of $32 thousand in 2001.

      Financing costs increased $338 thousand, or 4.4%, to $8.1 million in 2002 from $7.7 million in 2001. During the third quarter of 2002, we amended our then existing credit facility to allow us to prepay and permanently reduce $10.0 million of higher cost term debt. We borrowed $10.0 million from the revolver component of our credit facility to pay down the term debt. In connection with the prepayment, the agent bank waived $617 thousand of deferred pay interest, which we previously expensed. On December 30, 2002, we completed a refinancing of our credit facility. In connection with the refinancing, the prior agent bank waived an additional $861 thousand of deferred pay interest, which we previously expensed. Both of the waivers of deferred pay interest have been recorded as a reduction to interest and other expense on debt in 2002, offset by $2.1 million of accelerated non-cash deferred financing fee amortization related to the early termination of the refinanced debt. Our average borrowing rate decreased to 5.7% in 2002 from 8.8% in 2001. Average borrowings levels declined approximately $5.4 million between years.

      Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle totaled $1.6 million in 2002 compared to $5.0 million in 2001. An income tax benefit of 38.5% was recorded for both 2002 and 2001.

      Loss from the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.0 million and $559 thousand for 2002 and 2001, respectively. Loss on disposition of the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.6 million in 2002. This non-cash charge primarily related to the write down of Tubing’s property and equipment to estimated fair value less costs to sell.

      Included in our 2002 net loss is an after-tax charge of $2.1 million from our adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.”

      Net loss totaled $5.8 million, or $0.60 per share in 2002, compared to a net loss of $3.6 million, or $0.38 per share in 2001.

      The 2002 net loss included the non-cash, after-tax effects of $1.0 million for accelerated depreciation, $1.3 million for accelerated deferred financing fee amortization, $1.6 million to write-down Tubing’s property and equipment, and $2.1 million to write-off goodwill.

      Basic weighted average shares outstanding totaled 9.6 million in both 2002 and 2001.

Liquidity and Capital Resources

      Our principal capital requirements are to fund working capital needs, the purchase and upgrading of processing equipment and facilities, and investments in joint ventures. We use cash generated from operations, leasing transactions, and our credit facility to fund these requirements.

      Working capital at June 30, 2004 increased $34.8 million from the end of the prior year. The increase was primarily attributable to a $41.1 million increase in accounts receivables and a $39.7 million increase in inventories, offset in part by a $29.0 million increase in accounts payable and an $18 million increase in accrued payroll and accrued liabilities from December 31, 2003. We diligently manage our accounts receivable and inventories. Since the beginning of 2004, days sales outstanding decreased by seven days and the number of shipping days held in inventory decreased by six days.

      Net cash provided by operating activities totaled $10.3 million for the six months ended June 30, 2004. Cash generated from earnings before non-cash items totaled $42.6 million, while cash used for working capital components totaled $32.3 million. The increases in steel pricing and sales volume have resulted in higher levels of inventory and accounts receivable, causing a significant usage of working capital. Steel prices have increased further in the third quarter, resulting in a continued significant usage of working capital.

      During the first six months of 2004, net cash used for investing activities totaled $1.1 million, consisting of capital spending. We do not expect to make significant capital expenditures during the remainder of the year; however, we anticipate acquiring $3 million to $4 million of new laser processing equipment which will be financed through leases.

      Net cash used for financing activities totaled $6.7 million and primarily consisted of scheduled principal repayments under our debt agreements and reductions in amounts outstanding under our revolving credit line, partially offset by proceeds from the exercise of stock options.

      In December 2002, we entered into a 3-year, $132 million secured bank-financing agreement which significantly reduced our financing costs. The credit facility is comprised of a revolver and two term loan components. The credit facility is collateralized by our accounts receivable, inventories, and substantially all property and equipment. Revolver borrowings are limited to the lesser of a borrowing base, comprised of eligible receivables and inventories, or, effective with the August 2004 amendment described below, $110 million in the aggregate. We incurred $2.2 million of closing fees and expenses in connection with this credit facility, which have been capitalized and included in “Deferred Financing Fees, Net” on the accompanying consolidated balance sheets. These costs are being amortized to interest and other expense. Monthly principal payments of $367 thousand commenced February 1, 2003 for the term loan components of the credit facility. In May 2004, the credit facility was extended to December 15, 2006.

      The credit facility requires us to comply with various covenants, the most significant of which include: (i) minimum availability of $10 million, tested monthly, (ii) a minimum fixed charge coverage ratio of 1.25, and a maximum leverage ratio of 1.75, which are tested quarterly, (iii) restrictions on additional indebtedness, and (iv) limitations on capital expenditures. At June 30, 2004, we had $38.3 million of availability under our credit facility and we were in compliance with our covenants. Using the formulas provided in the credit facility, at June 30, 2004, we had assets to support an additional $43.1 million of borrowings; however the then-maximum $90 million size of the revolver portion of the credit facility precluded such additional borrowings. In August 2004, we amended the credit facility to increase by $20 million, to an aggregate $110 million, the maximum size of the revolver.

      We believe that funds available under our credit facility, together with funds generated from operations, will be sufficient to provide us with the liquidity necessary to fund anticipated working capital requirements, capital expenditure requirements, and scheduled debt maturities over the next 12 months. Capital requirements are subject to change as business conditions warrant and opportunities arise.

Contractual Obligations

      The following table reflects our contractual obligations as of June 30, 2004. Open purchase orders for raw materials and supplies used in the normal course of business have been excluded from the following table.

					2008 and
Contractual Obligations	2004	2005	2006	2007	Thereafter

	(in thousands)

Credit facility revolver	$—	$—	$51,042	$—	$—

Term loans and industrial revenue bonds	2,011	4,893	29,630	539	2,272

Operating leases	799	1,480	969	858	1,618

Total contractual obligations	$2,810	$6,373	$81,641	$1,397	$3,890

      As of June 30, 2004, we guaranteed 50% of OLP’s $16.8 million and 49% of GSP’s $3.1 million of outstanding debt on a several basis. These guarantees were a requirement of the joint venture companies’ financing agreements.

Critical Accounting Policies

      We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements:

Allowance for Doubtful Accounts Receivable

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is maintained at a level considered appropriate based on historical experience and specific customer collection issues that we have identified. Estimations are based upon a calculated percentage of accounts receivable and judgments about the probable effects of economic conditions on certain customers. We can not guarantee that the rate of future credit losses will be similar to past experience. We consider all available information when assessing each quarter the adequacy of our allowance for doubtful accounts.

Inventory Valuation

      Our inventories are stated at the lower of cost or market and include the costs of the purchased steel, internal and external processing, and inbound freight. Cost is determined using the specific identification method. We regularly review our inventory on hand and record provisions for obsolete and slow-moving inventory based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand, which may require higher provisions for obsolete or slow-moving inventory.

Impairment of Long-Lived Assets

      We evaluate the recoverability of long-lived assets and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant underperformance relative to the historical or projected future operating results, significant changes in the manner or the use of the assets or the strategy for the overall business, or significant negative industry or economic trends. We record an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

Income Taxes

      At December 31, 2003, on the consolidated balance sheet, in Deferred Income Taxes, we recorded, as an offset to the estimated temporary differences between the tax basis of assets and liabilities and the reported amounts on the consolidated balance sheets, the tax effect of operating loss and tax credit carryforwards. If we determine that we will not be able to fully realize a deferred tax asset, we will record a valuation allowance to reduce such deferred tax asset to its net realizable value. During the first half of 2004, we generated sufficient income to utilize all of the operating loss and tax credit carryforwards.

Revenue Recognition

      Revenue is recognized in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition.” For both direct and toll shipments, revenue is recognized when steel is shipped to the customer and title is transferred. Virtually all of our sales are shipped and received within 1 day. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates and are immaterial to the consolidated financial statements.

BUSINESS

      We are a leading U.S. steel service center with 50 years of experience. Our primary focus is on the direct sale and distribution of large volumes of processed carbon, coated and stainless flat-rolled sheet, coil and plate steel products. We operate as an intermediary between steel producers and manufacturers that require processed steel for their operations. We provide services and functions that form an integral component of our customers’ supply chain management, reducing inventory levels and increasing efficiency, thereby lowering their overall cost of production. Our processing services include both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, laser welding, and precision machining of steel parts.

      We operate 12 strategically-located processing and distribution facilities in Connecticut, Georgia, Illinois, Iowa, Michigan, Minnesota, Ohio, and Pennsylvania. We also participate in two joint ventures in Michigan which primarily service the automotive market in the Detroit area. This broad geographic footprint allows us to focus on regional customers and larger national and multi-location accounts, primarily located throughout the midwestern, eastern and southern United States.

Industry Overview

      The steel industry is comprised of three types of entities: steel producers, intermediate steel processors and steel service centers. Steel producers have historically emphasized the sale of steel to volume purchasers and have generally viewed intermediate steel processors and steel service centers as part of their customer base. However, all three entities can compete for certain customers who purchase large quantities of steel. Intermediate steel processors tend to serve as processors in large quantities for steel producers and major industrial consumers of processed steel, including automobile and appliance manufacturers.

      Services provided by steel service centers can range from storage and distribution of unprocessed metal products to complex, precision value-added steel processing. Steel service centers respond directly to customer needs and emphasize value-added processing of steel pursuant to specific customer demands, such as cutting-to-length, slitting, shearing, roll forming, shape correction and surface improvement, blanking, tempering, plate burning and stamping. These processes produce steel to specified lengths, widths, shapes and surface characteristics through the use of specialized equipment. Steel service centers typically have lower cost structures than, and provide services and value-added processing not otherwise available from, steel producers.

      End product manufacturers and other steel users have increasingly sought to purchase steel on shorter lead times and with more frequent and reliable deliveries than can normally be provided by steel producers. Steel service centers generally have lower labor costs than steel producers and consequently process steel on a more cost-effective basis. In addition, due to this lower cost structure, steel service centers are able to handle orders in quantities smaller than would be economical for steel producers. The benefits to customers purchasing products from steel service centers include lower inventory levels, lower overall cost of raw materials, more timely response and decreased manufacturing time and operating expense. We believe that the increasing prevalence of just-in-time delivery requirements has made the value-added inventory, processing and delivery functions performed by steel service centers increasingly important.

      Carbon steel production in the United States has consolidated significantly over the last several years, with the three largest producers now accounting for a majority of the total domestic raw steel output. Despite this trend, the steel service center industry has remained fragmented, consisting of numerous small and mid-sized companies, as well as a few larger publicly-traded companies. According to the Metals Service Center Institute (“MSCI”), there are over 5,000 steel service center locations in the United States.

      We believe this consolidation of steel producers should increase the importance of well-capitalized service centers in the supply chain, as steel producers focus on minimizing credit risk by establishing closer relationships with service centers that support the higher financial commitments associated with financing inventories in a high steel price environment. We believe this trend will result in a greater concentration of market share among the larger, well-capitalized service centers. This expected concentration may result from organic market share growth or through consolidation. We also believe that the movement towards higher market share concentration is being supported by the desire of many customers to work directly with service centers that have a demonstrated operating history and reliable access to steel.

Corporate History

      Our company was founded in 1954 by the Siegal family as a general steel service center. Michael Siegal, the son of one of the founders, began his career with us in the early 1970’s and became our Chief Executive Officer at the end of 1983. David Wolfort, our President and Chief Operating Officer, joined us as General Manager in 1984. In the late 1980’s, our business strategy changed from a focus on warehousing and distributing steel from a single facility with no major processing equipment to a focus on growth, geographic and customer diversity and value-added processing. An integral part of our growth has been the acquisition and start-up of several processing and sales operations, and the investment in processing equipment. In 1994, we completed an initial public offering, and in 1996, completed a follow-on offering of our common stock.

Business Strategy and Objectives

      We believe that the steel service center and processing industry is driven by four primary trends: (i) increased outsourcing of manufacturing processes by domestic manufacturers; (ii) shift by customers to fewer and larger suppliers; (iii) increased customer demand for higher quality products and services; and (iv) consolidation of industry participants.

      In recognition of these industry dynamics, our focus has been on achieving profitable growth and increased market share through the start-up, acquisition, or joint venture partner of service centers, processors, and related businesses, and selective investments in higher value-added processing equipment and services, while continuing our commitment to a disciplined cost control approach as well as expanding and improving our sales and servicing efforts.

      We have focused on specific operating objectives including: (i) increasing tons sold; (ii) controlling operating expenses in relation to sales volumes; (iii) generating positive cash flow to reduce debt; (iv) improving safety awareness; (v) achieving specified on-time delivery and quality directives; and (vi) maintaining inventory turnover of approximately five times per year. These operating objectives are supported by:

•	Our “flawless execution” program (Fe), which is an internal program that empowers employees to achieve profitable growth by delivering superior customer service and exceeding customer expectations.

•	A set of core values which is communicated and practiced throughout the company.

•	On-going business process enhancements and redesigns to improve efficiencies and reduce costs.

•	Continued evolution of information and key metric reporting to focus managers on achieving the specific operating objectives mentioned above.

      We believe our depth of management, facilities locations, processing capabilities, information systems, focus on quality and customer service, extensive and experienced sales force, and long-standing relationships with customers and suppliers provide a strong foundation for implementation of our strategy and achievement of our objectives. Certain elements of our strategy are set forth in more detail below.

      Growth Initiatives. We believe that we are well-positioned to pursue alternatives to achieve increased growth and profitability. Over the last several years, we have focused on pursuing growth and improvement through our internal operations. We have previously made acquisitions of other steel service centers or processors, the most recent of which was the 1998 acquisition of JNT Precision Machining, a machining center now integrated into our Chambersburg, Pennsylvania operation. In addition, we have expanded our selling and processing capabilities for our customers by participating in the following two joint venture relationships:

Olympic Laser Processing (OLP), a 50% owned joint venture, was formed in 1997 with the United States Steel Corporation to produce laser welded sheet steel blanks for the automotive industry. OLP’s Michigan facility is equipped with three automated and two manual-feed laser-welding lines. Demand for laser-welded parts is expected to continue growing due to cost benefits and reduced scrap and auto body weight.

G.S.P., LLC (GSP) is a 49% owned joint venture in eastern Michigan supporting the flat-rolled steel requirements of the automotive industry. GSP operates as a Minority Business Enterprise and is a certified member of the Michigan Minority Business Development Council.

      Selective Investment in Value-Added Processing Equipment. We have previously made significant investments in processing equipment to support customer demand and to respond to the growing trend among capital equipment manufacturers (our customers) to outsource non-core production processes, such as plate processing, and to concentrate on engineering, design and assembly. Investments in laser welding lines, precision machining equipment, blankers, plate processing equipment and two customized temper mills with heavy gauge cut to length lines have allowed us to further increase our higher value-added processing services.

      In recent years, we have invested in two new slitters, one for our Detroit operation, which became operational in 2000, and the other in our Minneapolis coil facility in 2002. Additional plate processing equipment was installed at our Minneapolis plate facility in 2002 and 2003. During 2004, we have added, or are in the process of adding, several new pieces of laser processing equipment at various locations. We believe that we are among the largest processors and distributors of steel plate in the United States.

      We believe that these investments have positioned us to increase our sales without incurring any material incremental capital investment in the near term. However, when the results of sales and marketing efforts indicate that there is sufficient customer demand for a particular product or service, we will purchase equipment to satisfy that demand. We also evaluate our existing equipment to ensure that it remains productive, and upgrade, replace, redeploy, or dispose equipment when necessary.

      Disciplined Cost Control Approach. We will continue to focus on operating efficiency and look to maintain the benefits of our cost control initiatives as we grow our business. We will also continue to develop, train and invest in our employees. We believe that our well-trained and incentivized workforce constitutes a significant advantage for us, improving sales and helping us pursue our long-term objectives for profitable growth. We believe that we can effectively increase our sales without significantly increasing head count or incurring any material incremental capital investment, leveraging the significant investments we have made in our workforce and assets. In addition, our management team is continually evaluating our purchasing and operating processes to identify additional areas where we can control expenses and maintain or improve our ability to provide timely delivery of high-quality products to our customers. For instance, our “Flawless execution” program (Fe) includes tracking actual ontime delivery and quality performance against objectives, and initiatives to improve efficiencies and streamline processes at each operation.

      Sales and Marketing. We believe that our commitment to quality, service, just-in-time delivery and field sales personnel has enabled us to build and maintain strong customer relationships. We continuously analyze our customer base to ensure that strategic customers are properly targeted and serviced, while focusing our efforts to supply and service our larger customers on a national account basis. The national account program has successfully resulted in servicing multi-location customers from multi-location Olympic facilities. In addition, we offer business solutions to our customers through value-added and value-engineered services. We also provide inventory stocking programs and in-plant employees located at customer locations to help reduce customers’ costs.

      We believe our sales force is among the largest and most experienced in the industry. The sales force makes direct daily sales calls to customers throughout the continental United States. The regular interaction between our sales force and active and prospective customers provides us with valuable market information and sales opportunities, including opportunities for outsourcing and increased sales.

      Our sales efforts are further supported by active involvement by our senior management team, as well as metallurgical engineers, technical service personnel, and product specialists who have specific expertise in carbon and stainless steel, alloy plate and steel fabrication. Our e-commerce initiatives include extranet pages for specific customers and are integrated with our internal business systems to provide cost efficiencies for both us and our customers.

      Management. We believe one of our strengths is the depth of our management team, which plays vital roles in our growth, cost improvement and marketing initiatives. In addition to our principal executive officers, our management team includes three Regional Vice Presidents, our Vice-Presidents of Sales and Marketing, New Business Development, Operations Management, and Human Resources, eight General Managers, our Directors of Materials Management, and our corporate Credit Manager. Members of the management team have a diversity of backgrounds within the steel industry, including management positions at steel producers and other steel service centers. They average 24 years of experience in the steel industry and 10 years with our company.

Products, Processing Services, and Quality Standards

      We maintain a substantial inventory of coil and plate steel. Coil is in the form of a continuous sheet, typically 36 to 96 inches wide, between 0.015 and 0.625 inches thick, and rolled into 10 to 30 ton coils. Because of the size and weight of these coils and the equipment required to move and process them into smaller sizes, such coils do not meet the requirements, without further processing, of most customers. Plate is typically thicker than coil and is processed by laser, plasma or oxygen burning.

      Customer orders are entered or electronically transmitted into computerized order entry systems, and appropriate inventory is then selected and scheduled for processing in accordance with the customer’s specified delivery date. We attempt to maximize yield by combining customer orders for processing each coil or plate to the fullest extent practicable.

      Our services include both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, precision machining and laser welding to process steel to specified lengths, widths and shapes pursuant to specific customer orders. Cutting-to-length involves cutting steel along the width of the coil. Slitting involves cutting steel to specified widths along the length of the coil. Shearing is the process of cutting sheet steel. Blanking cuts the steel into specific shapes with close tolerances. Tempering improves the uniformity of the thickness and flatness of the steel through a cold rolling process. Plate burning is the process of cutting steel into specific shapes and sizes. Our machining activities include drilling, bending, milling, tapping, boring and sawing. Laser welding of processed steel blanks is performed by our OLP joint venture.

      The following table sets forth as of June 30, 2004, the major pieces of processing equipment in operation by geographic region:

	Eastern	Central			Joint
Processing Equipment	Region(a)	Region(b)	Cleveland(c)	Detroit(d)	Ventures(e)	Total

Cutting-to-length	5	5	3	2	—	15

Blanking presses	—	—	—	4	—	4

Tempering(f)	2	1	1	—	—	4

Plate processing	5	19	2	—	—	26

Slitting	4	2	—	2	1	9

Shearing	—	4	1	—	4	9

Machining	16	—	—	—	—	16

Shot blasting/ grinding	1	2	—	—	—	3

Laser welding	—	—	—	—	5	5

Total	33	33	7	8	10	91

(a)	Consists of four facilities located in Connecticut, Pennsylvania and Georgia.

(b)	Consists of four facilities located in Illinois, Minnesota and Iowa.

(c)	Consists of three adjacent facilities located in Ohio.

(d)	Consists of one facility located in Michigan, primarily serving the automotive industry.

(e)	Consists of two facilities located in Michigan, primarily serving the automotive industry.

(f)	In addition to the temper mills located in Cleveland and Iowa, tempering includes press brake equipment.

      Our quality control system establishes controls and procedures covering all aspects of our products from the time the material is ordered through receipt, processing and shipment to the customer. These controls and procedures encompass periodic supplier audits, meetings with customer advisory boards, inspection criteria, traceability and certification. In addition, our Philadelphia, Georgia, Detroit, and Minneapolis operations are ISO 9002 certified. Our Detroit operation has earned Ford’s Q1 quality rating, and is also QS-9000 and ISO 14001 certified. Our GSP and OLP joint ventures are QS-9000 and ISO 9002 certified and OLP is ISO 14001 certified. Our Cleveland and Corporate operations have earned ISO 9000-2000 certifications. We have a quality testing lab adjacent to our temper mill facility in Cleveland.

Customers and Distribution

      We have a diversified customer and geographic base, which reduces the inherent risk and cyclicality of our business. Net sales to our top three customers approximated 14% of net sales in both 2003 and in the first half of 2004. In addition, our largest customer accounted for approximately 5% of net sales in 2003 and 7% in the first half of 2004. We serve customers in most carbon steel consuming industries, including manufacturers and fabricators of transportation and material handling equipment, automobiles, construction and farm machinery, storage tanks, environmental and energy generation equipment, and food service equipment, as well as general and plate fabricators, and steel service centers. Sales to the three largest U.S. automobile manufacturers and their suppliers, made principally by our Detroit operation, and sales to other steel service centers, accounted for approximately 14% and 11%, respectively, of our net sales in 2003, and 11% and 12% of net sales in the first half of 2004.

      While we ship products throughout the United States, most of our customers are located in the midwestern, eastern and southern regions of the United States. Most domestic customers are located within a 250-mile radius of one of our processing facilities, thus enabling an efficient delivery system capable of handling a high frequency of short lead-time orders. We transport most of our products directly to customers via third-party trucking firms.

      We process our steel to specific customer orders as well as for stock. Many of our larger customers commit to purchase on a regular basis at agreed upon prices ranging from three to twelve months. To mitigate price volatility risks, these fixed price commitments are generally matched with corresponding supply arrangements. Customers notify us of specific release dates as the processed products are required. Customers typically notify us of release dates anywhere from a just-in-time basis up to three weeks before the release date. Therefore, we are required to carry sufficient inventory to meet the short lead time and just-in-time delivery requirements of our customers.

Suppliers

      We concentrate on developing supply relationships with high-quality steel producers, using a coordinated effort to be the customer of choice for business critical suppliers. We employ sourcing strategies maximizing the quality, production and transportation economies of a global supply base. We are an important customer of flat-rolled coil and plate for many of our principal suppliers, but we are not dependent on any one supplier. We purchase in bulk from steel producers in quantities that are efficient for such producers. This enables us to maintain a continued source of supply at what we believe to be competitive prices. We believe the accessibility and proximity of our facilities to major domestic steel producers, combined with our long-standing and continuous prompt pay practices, will continue to be an important factor in maintaining strong relationships with steel suppliers. We purchase flat-rolled steel at regular intervals from a number of domestic and foreign producers of primary steel. Recently, the steel producing supply base has experienced significant consolidation with the three largest domestic producers, ISG, Nucor and US Steel, accounting for a majority of the domestic steel market. We purchased approximately 54.5% and 53.4% of our total steel tonnage from these suppliers in 2003 and the first half of 2004, respectively. Although we have no long-term supply commitments, we believe we have good relationships with each of our suppliers.

Competition

      Our principal markets are highly competitive. We compete with other regional and national steel service centers, single location service centers and, to a certain degree, steel producers and intermediate steel processors on a regional basis. We have different competitors for each of our products and within each region. We compete on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of our competitors have more flexibility and greater financial and operating resources than we have.

      With the exception of certain Canadian operations, foreign-located steel service centers are generally not a material competitive factor in our principal domestic markets.

Management Information Systems

      Information systems are a critical component of our strategy. We have invested in technologies and human resources required in this area. We believe that our information systems provide us with an advantage over many of our competitors. Our information systems focus on the following core application areas:

      Inventory Management. Our information systems track the status of inventories in all locations on a daily basis. This information is essential in allowing us to closely monitor and manage our inventory.

      Differentiated Services To Customers. Our information systems allow us to provide value-added services to customers, including quality control and on-time delivery monitoring and reporting, just-in-time inventory management and shipping services, and EDI communications.

      Internal Communications. We believe that our ability to quickly and efficiently share information across our operations is critical to our success. We have invested in various communications and workgroup technologies which enable employees to remain effective and responsive.

      E-Commerce and Advanced Customer Interaction. We are actively involved in electronic commerce initiatives, including both our own sponsored initiatives and participation in customer e-procurement initiatives. We have implemented extranet sites for specific customers, which are integrated with our internal business systems to streamline the costs and time associated with processing electronic transactions.

      We continue to actively seek opportunities to utilize information technologies to reduce costs and improve services within our organization and across the steel supply chain. This includes working with individual steel producers and customers, and participating in industry sponsored groups to develop information processing standards to benefit those in the supply chain.

      We also continue to pursue business process improvements to standardize and streamline order fulfillment, improve efficiency and reduce costs. Our business systems analysts work with our ISO quality team to evaluate all opportunities that may yield savings and better service to our customers.

Employees

      At June 30, 2004, we employed 821 people. Approximately 205 of the hourly plant personnel at our Minneapolis and Detroit facilities are represented by four separate collective bargaining units.

      The collective bargaining agreement covering hourly plant employees at our Detroit facility expired in June 2004, however, negotiations are on-going. The bargaining agreement of hourly employees at our Minneapolis coil facility expires in September 2005, whereas bargaining agreements for other Detroit and Minneapolis personnel expire in 2006 and subsequent years. From time to time, union organizing efforts have occurred at our other locations, including current activities at our Iowa facility. We have never experienced a work stoppage and believe that our relationship with our employees is good. However, any prolonged disruption in business arising from work stoppages by our personnel represented by collective bargaining units could have a material adverse effect on our results of operations.

Service Marks, Trade Names and Patents

      We conduct our business under the name “Olympic Steel.” A provision of federal law grants exclusive rights to the word “Olympic” to the U.S. Olympic Committee. The U.S. Supreme Court has recognized, however, that certain users may be able to continue to use the word based on long-term and continuous use. We have used the name Olympic Steel since 1954, but are prevented from registering the name “Olympic” and from being qualified to do business as a foreign corporation under that name in certain states. In such states, we have registered under different names, including “Oly Steel” and “Olympia Steel.” Our wholly-owned subsidiary, Olympic Steel Lafayette, Inc., does business in certain states under the names “Lafayette Steel and Processing” and “Lafayette Steel,” and our operation in Georgia does business under the name “Southeastern Metal Processing.”

      In January 2004, we filed a trademark application for our stainless steel sheet and plate product “Oly Flat-Brite,” which has a unique combination of surface finish and flatness.

Government Regulation

      Our operations are governed by many laws and regulations, including those relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder. We believe that we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

Environmental

      Our facilities are subject to certain federal, state and local requirements relating to the protection of the environment. We believe that we are in material compliance with all environmental laws, do not anticipate any material expenditures to meet environmental requirements and do not believe that compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

Litigation

      We are a party to various legal actions that we believe are ordinary in nature and incidental to the operation of our business. In the opinion of management, the outcome of the proceedings to which we are currently a party will not have a material adverse effect upon our operations or financial condition.

Properties

      We believe that our properties are strategically situated relative to our domestic suppliers, our customers and each other, allowing us to support customers from multiple locations. This permits us to provide inventory and processing services, which are available at one operation but not another. Steel is shipped from the most advantageous facility, regardless of where the order is taken. The facilities are located in the hubs of major steel consumption markets, and within a 250-mile radius of most of our customers, a distance approximating the one-day driving and delivery limit for truck shipments.

      The following table sets forth certain information concerning our principal properties:

		Square		Owned or
Operation	Location	Feet	Function	Leased

Cleveland	Bedford Heights, Ohio(1)	127,000	Corporate headquarters and coil	Owned
			processing and distribution center
	Bedford Heights, Ohio(1)	121,500	Coil processing, distribution center	Owned
			and offices
	Bedford Heights, Ohio(1)	59,500	Plate processing, distribution center	Leased(2)
			and offices
Minneapolis	Plymouth, Minnesota	196,800	Coil processing, distribution center	Owned
			and offices
	Plymouth, Minnesota	112,200	Plate processing, distribution center	Owned
			and offices
Detroit	Detroit, Michigan	256,000	Coil processing, distribution center	Owned
			and offices
South	Winder, Georgia	240,000	Coil processing, distribution center	Owned
			and offices
Iowa	Bettendorf, Iowa	190,000	Coil and plate processing,	Owned
			distribution center and offices
Connecticut	Milford, Connecticut	134,000	Coil and plate processing,	Owned
			distribution center and offices
Philadelphia	Lester, Pennsylvania	92,500	Plate processing, distribution center	Leased(3)
			and offices
Chambersburg	Chambersburg,	87,000	Plate processing and machining,	Owned
	Pennsylvania		distribution center and offices
Chicago	Schaumburg, Illinois	80,500	Coil processing, distribution center	Owned
			and offices

(1)	The Bedford Heights facilities are all adjacent properties.

(2)	This facility is leased from a related party pursuant to the terms of a triple net lease for $195,300 per year. The lease expires in June 2010, with one renewal option for an additional 10 years.

(3)	The lease on this facility expires on December 31, 2005.

      Our international sales office is located in Jacksonville, Florida. We also participate in two joint ventures which each own a facility in Michigan. All of the properties listed in the table as owned are subject to mortgages securing our debt agreements. Management believes we will be able to accommodate our capacity needs for the immediate future at our existing facilities.

MANAGEMENT

      As of August 27, 2004, our executive officers and directors and their ages were as follows:

Name	Age	Position

Michael D. Siegal	52	Chairman and Chief Executive Officer

David A. Wolfort	51	President and Chief Operating Officer; Director

Richard T. Marabito	41	Chief Financial Officer

Heber MacWilliams	60	Chief Information Officer

Richard A. Manson	36	Treasurer and Corporate Controller

Ralph M. Della Ratta	50	Director

Martin H. Elrad	64	Director

Thomas M. Forman	59	Director

Howard L. Goldstein	51	Director

James B. Meathe	47	Director

      Mr. Siegal has served as our Chief Executive Officer since 1984, and as Chairman of the Board of Directors since 1994. From 1984 until January 2001, he also served as President. He has been employed by us in a variety of capacities since 1974. Mr. Siegal is a member of the Board of Directors of the Metals Service Center Institute (MSCI). He previously served as National Chairman of Israel Bonds and presently serves as Vice Chairman of the Development Corporation for Israel and as an officer for the Cleveland Jewish Community Federation. He is also a member of the Board of Directors of American National Bank (Cleveland, Ohio).

      Mr. Wolfort has served as our President since January 2001 and Chief Operating Officer since 1995. He has been a director since 1987. He previously served as Vice President Commercial from 1987 to 1995, after having joined us in 1984 as General Manager. Prior thereto, he spent eight years with a primary steel producer in a variety of sales assignments. Mr. Wolfort is a director of the MSCI and previously served as Chairman of MSCI’s Political Action Committee and Governmental Affairs Committee. He is also a member of the Northern Ohio Regional Board of the Anti-Defamation League.

      Mr. Marabito serves as our Chief Financial Officer (CFO). He joined us in 1994 as Corporate Controller and served in this capacity until being named CFO in March 2000. He also served as Treasurer from 1994 through 2002. Prior to joining us, Mr. Marabito served as Corporate Controller for Waxman Industries, Inc., a publicly traded wholesale distribution company. Mr. Marabito is a certified public accountant, and was employed from 1985 to 1990 by a national accounting firm in its audit department. Mr. Marabito is a member of MSCI’s Management Information Committee.

      Mr. MacWilliams serves as our Chief Information Officer, and has been employed by us since 1994. Prior to joining us, Mr. MacWilliams spent 14 years as partner in charge of management consulting at Walthall & Drake, a public accounting firm in Cleveland, Ohio. He is a member of the MSCI Information Technology Committee, and is a member and past president of the Northeast Ohio Chapter of the Society for Information Management. Mr. MacWilliams is also a member of the faculty of the Weatherhead School of Management at Case Western Reserve University in Cleveland, Ohio.

      Mr. Manson has served as our Treasurer since January 2003, and has been employed by us since 1996. From 1996 through 2002, he served as Director of Taxes and Risk Management. Prior to joining us, Mr. Manson was employed for seven years by a national accounting firm in its tax department. Mr. Manson is a member of the Ohio Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

      Mr. Della Ratta has served since December 2003 as Senior Managing Director of Max-Ventures, LLC, a venture capital firm, and since August 2004 as Managing Director of Western Reserve Partners, LLC, an investment banking firm. He has been a director of our company since April 2004. From 1998 to 2003, he was Senior Managing Director and Manager of the Investment Banking Division of McDonald Investments Inc., one of the underwriters of this offering. He also serves as a director of Hyland Software, Inc.

      Mr. Elrad is a private investor who has also served for over five years as President, Solon Leasing Co., a fleet vehicle lessor. He has been a director since 1987.

      Mr. Forman is a business consultant and private investor. Additionally, from 2002 to July 2004, he served as President of Jupiter Licensing, a licensing agency for corporate trademarks and retail brands. From 1999 to 2000, he served as Chief Administrative Officer, General Counsel and co-founder of Healthsync, a provider of an employer-paid health insurance marketplace. He has been a director since 1994.

      Mr. Goldstein has served as a Senior Partner of Mallah, Furman & Co., a public accounting firm, for over five years. He has been a director since February 2004.

      Mr. Meathe has served as President and Chief Operating Officer of Palmer & Cay, Inc., an insurance brokerage firm, since February 2003. Prior thereto, he was Managing Director and Chairman, Midwest Region, of Marsh, Inc., a risk and insurance service firm. He has been a director since 2001. Mr. Meathe is also a director of Boykin Lodging Company.

SELLING SHAREHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect the sale of shares of common stock offered by us and the selling shareholders, each of whom is an executive officer and a director of our company.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering(a)
			Shares
Name	Number	Percentage	Offered	Number	Percentage

Michael D. Siegal(b)	1,615,998	16.2%	100,000	1,515,998	12.4%

David A. Wolfort(c)	758,665	7.5%	100,000	658,665	5.3%

(a)	Assuming no exercise of the underwriters’ over-allotment option to purchase up to 367,500 shares of common stock from us and the selling shareholders. If the overallotment option is exercised in full, Messrs. Siegal’s and Wolfort’s beneficial ownership of our common stock would be 12.1% and 5.2%, respectively.

(b)	Does not include 51,000 shares held in various trusts for the benefit of Mr. Siegal’s children. Mr. Siegal disclaims beneficial ownership of such shares. Includes 84,998 shares subject to exercisable options.

(c)	Does not include 113,000 shares held in various trusts for the benefit of Mr. Wolfort’s children. Mr. Wolfort disclaims beneficial ownership of such shares. Includes 255,665 shares subject to exercisable options.

DESCRIPTION OF CAPITAL STOCK

      Our Articles of Incorporation provide that our authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. The preferred stock is divided into two classes consisting of 2,500,000 shares of voting preferred stock and 2,500,000 shares of non-voting preferred stock.

Common Stock

      All outstanding shares of common stock (including any shares that may be offered by selling shareholders) are, and the shares offered by us will be, when issued and paid for, fully paid and nonassessable. Subject to preferences that may be applicable to holders of any outstanding shares of preferred stock, holders of shares of common stock are entitled to such dividends as may be declared by our Board of Directors out of funds legally available for payment of dividends. Upon liquidation, dissolution or winding-up of our company, the assets legally available for distribution to shareholders are distributable ratably among the holders of shares of common stock at that time outstanding, subject to prior distribution rights of our creditors and to the preferential right of any outstanding shares of preferred stock. The holders of shares of common stock are entitled to one vote for each share held on all matters properly submitted to a vote of shareholders and do not have cumulative voting rights. Therefore, the holders of a majority of the shares of common stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any outstanding preferred stock. Pursuant to our Code of Regulations, our Board of Directors is divided into two classes of directors serving staggered two year terms. The affirmative vote of the holders of a majority of the shares of common stock is required to approve mergers, sales of assets or other corporate transactions required to be submitted to the shareholders for approval under Ohio law.

Preferred Stock

      The preferred stock may be issued from time to time in one or more series. Our Board of Directors is authorized to determine certain rights, preferences, privileges and restrictions granted to and imposed upon any unissued shares of preferred stock and to fix the number of shares of any series of preferred stock and the designation of such series, without any vote or action by our shareholders. The issuance of preferred stock could be used, in certain circumstances, as a method of delaying or preventing a change of control of our company. Under Ohio law and our Articles of Incorporation, our Board of Directors could, without any action by holders of shares of common stock, issue shares of preferred stock which could have a detrimental effect on the rights of holders of shares of common stock, including loss of voting control.

      On January 31, 2000, our Board of Directors approved the adoption of a share purchase rights plan. The terms and description of the plan are set forth in a rights agreement, dated January 31, 2000, between LaSalle Bank, N.A., as rights agent and us. Our Directors declared a dividend distribution of one right for each share of our common stock outstanding as of the March 6, 2000, record date. The rights agreement also provides, subject to specified exceptions and limitations, that common stock issued or delivered from our treasury after the record date will be accompanied by a right. Each right entitles the holder to purchase one-one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value at a price of $20 per one one-hundredth of a preferred share (a Right). The Rights expire on March 6, 2010, unless earlier redeemed, exchanged or amended. Rights become exercisable to purchase Preferred Shares following the commencement of certain tender offer or exchange offer solicitations resulting in beneficial ownership of 15% or more of our outstanding common shares as defined in the rights agreement.

Limitation of Director Liability

      Under Ohio law, a director’s liability to our shareholders or to us for damages is limited to only those situations where it is proved by clear and convincing evidence that the director’s action or failure to act was undertaken with deliberate intent to cause us injury or undertaken with reckless disregard for our best interests, and those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders may be unable to recover monetary damages against directors for actions which constitute gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

      Our Code of Regulations contain provisions indemnifying our directors and officers to the fullest extent permitted by law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an appropriate undertaking to repay said amount if it is determined that the individual in question is not entitled to indemnification.

Certain Provisions of Ohio Law

      As an Ohio corporation, we are subject to certain provisions of Ohio law which may discourage or render more difficult an unsolicited takeover of the company. Among these are provisions that: (i) prohibit certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassification of the then outstanding shares of an Ohio corporation involving certain holders of stock representing 10% or more of the voting power, unless such transactions are either approved by the directors in office prior to the 10% shareholder becoming such or involve a 10% shareholder which has been such for at least three years and certain requirements related to the price and form of consideration to be received by shareholders are met; and (ii) provide Ohio corporations with the right to recover profits realized under certain circumstances by persons engaged in “greenmailing” or who otherwise sell securities of a corporation within 18 months of proposing to acquire such corporation.

      In addition, pursuant to Section 1701.831 of the Ohio Revised Code, the purchase of certain levels of voting power of an Ohio corporation (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of the total voting power of the corporation and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, officers of the corporation and directors of the corporation who are also employees.

      Our Code of Regulations establishes an advance notice procedure with regard to the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors. In general, notice must be received by us not less than 90 days prior to the first anniversary of the prior year’s annual meeting and must contain certain specified information concerning the person to be nominated and the shareholder submitting the nomination.

      It is possible that these provisions, as well as the classification of our Board of Directors, the ability of the Board to issue additional shares of common stock or preferred stock and the percentage of ownership held by our executive officers and directors, will discourage other persons from making a tender offer for or acquisitions of substantial amounts of our common stock, or may delay changes in control or management of the company.

Transfer Agent

      The transfer agent and registrar for our common stock is LaSalle Bank, N.A., Chicago, Illinois.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as the sole book-running manager of this offering and as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling shareholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.

KeyBanc Capital Markets, a division of McDonald Investments Inc.

Jefferies & Company, Inc.

Total	2,450,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

      We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 367,500 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that our executive officers and directors may dispose of such shares as bona fide gifts. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      The common stock is quoted on the Nasdaq National Market under the symbol “ZEUS.”

      The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Olympic Steel		Paid by Selling Shareholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$

Total	$	$	$	$

      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses of this offering will be $          .

      Because an affiliate of McDonald Investments Inc., one of the underwriters, is a lender under our credit facility, and will receive more than 10% of the net proceeds of this offering when we repay that facility, it may be deemed to have a “conflict of interest” with us under Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. When a NASD member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with this rule, Citigroup has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Citigroup has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Citigroup will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

      Certain of the underwriters and their affiliates have in the ordinary course of business performed, and may from time to time in the future perform, investment banking, commercial banking and advisory services for us and our affiliates, for which they have received, and may in the future continue to receive, customary fees and expenses.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the issuance of shares of common stock offered by this prospectus will be passed upon for us by Kahn Kleinman, LPA, in Cleveland, Ohio. Marc H. Morgenstern, a principal of that law firm, is Secretary and is the trustee of various trusts for the benefit of our Chairman’s, Michael Siegal, children that own 51,000 shares of our common stock. Other members of Kahn Kleinman, LPA own shares of our common stock, directly or indirectly. The underwriters are being represented in connection with this offering by Winston & Strawn LLP.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. In addition, our common stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of Nasdaq Operations at 1735 K Street, N.W., Washington, D.C. 20006.

      This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto.

INFORMATION INCORPORATED BY REFERENCE

      The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we terminate the offering of these shares:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

      You may request a copy of these documents, including any future filings incorporated by reference, at no cost, by written or oral request to:

Richard T. Marabito

Chief Financial Officer
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, Ohio 44146
(216) 292-3800, Extension 19687

      This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

      Information furnished under Item 12 of our Current Reports on Form 8-K is not incorporated by reference in the registration statement or this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

The Board of Directors of
Olympic Steel, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Olympic Steel, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and the impairment and disposal of long-lived assets effective January 1, 2002.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 9, 2004

OLYMPIC STEEL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For The Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

	(in thousands, except per share data)

Net sales	$404,803	$459,384	$472,548

Cost of materials sold	302,063	349,608	372,692

Gross profit	102,740	109,776	99,856
Operating expenses

Warehouse and processing	35,089	35,686	33,127

Administrative and general	24,506	24,008	22,901

Distribution	15,524	17,319	16,538

Selling	11,853	12,884	14,867

Occupancy	4,110	3,944	3,936

Depreciation and amortization	8,787	10,097	8,321

Total operating expenses	99,869	103,938	99,690

Operating income	2,871	5,838	166

Income (loss) from joint ventures	(160)	606	(1,012)

Income (loss) before financing costs and income taxes	2,711	6,444	(846)

Interest and other expense on debt	6,473	8,071	4,155

Receivable securitization expense	1,260	—	—

Total financing costs	7,733	8,071	4,155

Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle	(5,022)	(1,627)	(5,001)

Income tax benefit	1,933	626	1,741

Loss from continuing operations before cumulative effect of a change in accounting principle	(3,089)	(1,001)	(3,260)

Discontinued operations:

Loss from discontinued tube operation, net of income tax benefit of $653 in 2002 and $350 in 2001	(559)	(1,042)	—

Loss on disposition of discontinued tube operation, net of income tax benefit of $1,001	—	(1,599)	—

Loss before cumulative effect of a change in accounting principle	(3,648)	(3,642)	(3,260)

Cumulative effect of a change in accounting principle, net of income tax benefit of $1,298	—	(2,117)	—

Net loss	$(3,648)	$(5,759)	$(3,260)

Basic and diluted net loss per share:

Loss from continuing operations	(0.32)	(0.10)	(0.34)

Loss from discontinued operations	(0.06)	(0.28)	—

Cumulative effect of a change in accounting principle	—	(0.22)	—

Net loss per share	$(0.38)	$(0.60)	$(0.34)

Weighted average shares outstanding — basic	9,588	9,637	9,646

The accompanying notes are an integral part of these statements.

OLYMPIC STEEL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and 2003

	2002	2003

	(in thousands)

Assets

Cash	$1,736	$3,087

Accounts receivable, net	48,877	56,501

Inventories	101,837	92,775

Prepaid expenses and other	9,399	2,794

Assets held for sale	837	637

Total current assets	162,686	155,794

Property and equipment, at cost	151,563	152,085

Accumulated depreciation	(54,240)	(62,303)

Net property and equipment	97,323	89,782

Investments in joint ventures	637	1,625

Deferred financing fees, net	2,265	1,801

Total assets	$262,911	$249,002

Liabilities

Current portion of long-term debt	$6,973	$4,877

Accounts payable	28,665	31,345

Accrued payroll	2,498	2,772

Other accrued liabilities	5,826	3,580

Total current liabilities	43,962	42,574

Credit facility revolver	57,560	55,537

Term loans	38,056	33,629

Industrial revenue bonds	4,204	3,754

Total long-term debt	99,820	92,920

Deferred income taxes	3,634	1,272

Total liabilities	147,416	136,766

Shareholders’ Equity

Preferred stock, without par value, 5,000 shares authorized, no shares issued or outstanding	$—	$—

Common stock, without par value, 20,000 shares authorized, 9,650 and 9,643 issued and outstanding after deducting 1,042 and 1,049 shares in treasury at December 31, 2003 and 2002, respectively	99,766	99,790

Officer note receivable	(726)	(749)

Retained earnings	16,455	13,195

Total shareholders’ equity	115,495	112,236

Total liabilities and shareholders’ equity	$262,911	$249,002

The accompanying notes are an integral part of these balance sheets.

OLYMPIC STEEL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

	(in thousands)

Cash flows from operating activities:

Net loss	$(3,648)	$(5,759)	$(3,260)

Adjustments to reconcile net loss to net cash from operating activities-Depreciation and amortization	10,084	13,852	9,060

Loss on disposition of discontinued tube operation, net of tax	—	1,599	—

Loss (income) from joint ventures	160	(606)	1,012

Loss on disposition of property and equipment	—	185	38

Cumulative effect of a change in accounting principle, net of tax	—	2,117	—

Long-term deferred income taxes	(2,593)	3,958	(2,362)

	4,003	15,346	4,488

Changes in working capital:

Accounts receivable	(33,494)	(8,899)	(8,922)

Inventories	17,117	(29,550)	9,062

Prepaid expenses and other	(1,922)	(3,295)	4,015

Accounts payable	1,745	8,522	2,680

Accrued payroll and other accrued liabilities	(687)	921	(1,771)

	(17,241)	(32,301)	5,064

Net cash from (used for) operating activities	(13,238)	(16,955)	9,552

Cash flows from investing activities:

Capital expenditures	(2,635)	(1,490)	(836)

Proceeds from disposition of property and equipment	—	1,615	1,292

Investments in joint ventures	(1,012)	—	(2,000)

Net cash from (used for) investing activities	(3,647)	125	(1,544)

Cash flows from financing activities:

Credit facility revolver borrowings (payments), net	(4,063)	33,201	(2,023)

Scheduled repayments of long-term debt	(5,600)	(4,786)	(6,973)

Repayments of refinanced debt	(19,800)	(48,121)	—

Proceeds from debt refinancings	45,953	42,000	—

Escrowed cash restricted for payment of debt	—	(2,590)	2,590

Credit facility closing fees and expenses	—	(2,225)	(275)

Proceeds from exercise of stock options and employee stock purchases	—	33	24

Net cash from (used for) financing activities	16,490	17,512	(6,657)

Cash:

Net change	(395)	682	1,351

Beginning balance	1,449	1,054	1,736

Ending balance	$1,054	$1,736	$3,087

The accompanying notes are an integral part of these statements.

OLYMPIC STEEL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For The Years Ended December 31, 2001, 2002 and 2003

	Common	Officer Note	Retained
	Stock	Receivable	Earnings

	(in thousands)

Balance at December 31, 2000	$99,058	$—	$25,862

Net loss	—	—	(3,648)

Issuance of stock to officer	675	(675)	—

Interest on officer note	—	(29)	—

Balance at December 31, 2001	99,733	(704)	22,214

Net loss	—	—	(5,759)

Interest on officer note	—	(34)	—

Payment of interest on officer note	—	12	—

Exercise of stock options and employee stock purchases (12 shares)	33	—	—

Balance at December 31, 2002	99,766	(726)	16,455

Net loss	—	—	(3,260)

Interest on officer note	—	(35)	—

Payment of interest on officer note	—	12	—

Exercise of stock options and employee stock purchases (7 shares)	24	—	—

Balance at December 31, 2003	$99,790	$(749)	$13,195

The accompanying notes are an integral part of these statements.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2001, 2002 and 2003

(dollars in thousands, except share and per share amounts)

1.	Summary of Significant Accounting Policies:

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Olympic Steel, Inc. and its wholly-owned subsidiaries (collectively the Company or Olympic), after elimination of intercompany accounts and transactions. Investments in the Company’s joint ventures are accounted for under the equity method. Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the current year presentation with no effect on net income or shareholders’ equity.

Nature of Business

      The Company is a North American steel service center with 49 years of experience in specialized processing and distribution of large volumes of carbon, coated carbon and stainless steel, flat-rolled sheet, and coil and plate products from 12 facilities in eight midwestern and eastern states. The Company operates as one business segment.

Accounting Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration Risks

      The Company is a major customer of flat-rolled coil and plate steel for many of its principal suppliers, but is not dependent on any one supplier. The Company purchased approximately 27% and 11% of its total steel requirements from its single largest supplier in 2003 and 2002, respectively. The increased concentration is the result of domestic steel mill consolidation in 2003.

      The Company has a diversified customer and geographic base, which reduces the inherent risk and cyclicality of its business. The concentration of net sales to the Company’s top 20 customers approximated 32% of net sales in 2003 compared to 26% in 2002. In addition, the Company’s largest customer accounted for approximately 5% of net sales in 2003 and 4% in 2002. Sales to the three largest U.S. automobile manufacturers and their suppliers, made principally by the Company’s Detroit operation, and sales to other steel service centers, accounted for approximately 14% and 11%, respectively, of the Company’s net sales in 2003, and 17% and 13% of net sales in 2002.

Inventories

      Inventories are stated at the lower of cost or market and include the costs of purchased steel, inbound freight, external processing, and applicable labor and overhead costs related to internal processing. Cost is determined using the specific identification method.

Property and Equipment, and Depreciation

      Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from 3 to 30 years (30 years for buildings and 10-15 years for machinery and equipment). In the fourth quarter of 2002, the Company recorded $1,656 of accelerated

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

depreciation of previously capitalized software development costs associated with suspension of its internal business system development project.

Income Taxes

      The Company records operating loss and tax credit carryforwards and the estimated effect of temporary differences between the tax basis of assets and liabilities and the reported amounts in its consolidated balance sheets. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances as required. If the Company were to continue to incur losses before taxes in 2004, it would be necessary to reassess the need for a valuation allowance.

Goodwill

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets,” which requires that the Company cease amortization of goodwill and conduct periodic impairment tests of goodwill. The Company estimated the fair value of its reporting units using a present value method that discounted future cash flows. The cash flow estimates incorporate assumptions on future cash flow growth, terminal values and discount rates. Any such valuation is sensitive to these assumptions. Because the fair value of each reporting unit was below its carrying value (including goodwill), application of SFAS No. 142 required the Company to complete the second step of the goodwill impairment test and compare the implied fair value of each reporting unit’s goodwill with the carrying value of that goodwill. As a result of this assessment, the Company recorded a non-cash, before tax impairment charge of $3,415 ($2,117 after-tax) to write-off the entire goodwill amount as a cumulative effect of a change in accounting principle.

      The following table presents a comparison of the 2003 results to 2002 and 2001 results adjusted to exclude goodwill amortization expense:

	Years Ended December 31,

	2001	2002	2003

	(in thousands,
	except per share data)

Loss before cumulative effect of a change in accounting principle	$(3,648)	$(3,642)	$(3,260)

Cumulative effect of a change in accounting principle, net of tax	—	(2,117)	—

Reported net loss	(3,648)	(5,759)	(3,260)

Addback: goodwill amortization, net of tax	64	—	—

Adjusted net loss	$(3,584)	$(5,759)	$(3,260)

Basic and diluted net loss per share:

Loss before cumulative effect of a change in accounting principle	$(.38)	$(.38)	$(.34)

Cumulative effect of a change in accounting principle, net of tax	—	(.22)	—

Reported net loss per share	(.38)	(.60)	(.34)

Addback: goodwill amortization, net of tax	.01	—	—

Adjusted net loss per share	$(.37)	$(.60)	$(.34)

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

Revenue Recognition

      Revenue is recognized in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition.” For both direct and toll shipments, revenue is recognized when steel is shipped to the customer and title is transferred. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates and are immaterial to the consolidated financial statements.

Shipping and Handling Fees and Costs

      The Company classifies all amounts billed to a customer in a sales transaction related to shipping and handling as revenue. Additionally, the Company classifies costs incurred for shipping and handling to the customer as “Distribution” expense in its consolidated statements of operations.

Impairment

      The Company evaluates the recoverability of long-lived assets, other than goodwill, and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant underperformance relative to the expected historical or projected future operating results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business or significant negative industry or economic trends. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Stock-Based Compensation

      Statement of Financial Accounting Standards No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation,” encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company’s stock-based employee compensation plans are described more fully in Note 10.

      If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date under SFAS No. 123, net loss and net loss per share would have increased by the amounts shown below:

	Years Ended December 31,

	2001	2002	2003

	(in thousands,
	except per share data)

Net loss, as reported	$(3,648)	$(5,759)	$(3,260)

Pro forma expense, net of tax	(262)	(134)	(239)

Pro forma net loss	$(3,910)	$(5,893)	$(3,499)

Basic and diluted net loss per share:

As reported	$(0.38)	$(0.60)	$(0.34)

Pro forma	$(0.41)	$(0.61)	$(0.36)

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

Shares Outstanding and Earnings Per Share

      Earnings per share for all periods presented have been calculated and presented in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” Basic earnings per share excludes any dilutive effects of stock options and is calculated by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted earnings per share is calculated including the dilutive effects of stock options. Basic and diluted weighted average shares outstanding were 9.6 million for all periods presented. Stock options to purchase 1,095,833 shares for 2003, 982,833 shares for 2002, and 885,833 for 2001, were not dilutive and therefore were not included in the computation of diluted net loss per share amounts.

Impact of Recently Issued Accounting Pronouncements

      In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. The Company adopted SFAS No. 144 on January 1, 2002. See Note 2, “Discontinued Operations,” for the impact of adoption of SFAS No. 144 on the Company’s financial statements.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses issues related to the recognition, measurement, and reporting of costs associated with exit and disposal activities including restructuring activities. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others.” The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. The Company adopted the disclosure provisions of FIN 45 effective for the year ended December 31, 2002. The provisions for initial recognition and measurement of guarantees became effective for the Company beginning January 1, 2003. The adoption of the recognition provision of FIN 45 did not have a material impact on the Company’s financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. The interpretation was immediately applicable to variable interest entities (VIE’s) created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. As originally issued, it applied in the fiscal year or interim period beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that was acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6, which defers the effective date for FIN 46 to the first interim or annual period ending after March 15, 2004 for non-special-purpose entity VIE’s created before February 1, 2003. The Company is evaluating the impact of the adoption of FIN 46 on its financial statements.

2.	Discontinued Operations:

      In 2002, the Company closed its unprofitable tube processing operation (Tubing) in Cleveland, Ohio. In accordance with SFAS No. 144, Tubing has been accounted for as a discontinued operation. As a result,

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

Tubing’s after-tax operating losses of $1,042 in 2002 and $559 in 2001 are shown separate from the Company’s results from continuing operations. In addition, a $1,599 after-tax charge for the costs of the Tubing closure is included in the 2002 consolidated statement of operations. This non-cash charge primarily relates to the write down of Tubing’s property and equipment to estimated fair value less costs to sell in accordance with SFAS No. 144. The fair value of the Tubing property and equipment was determined by independent appraisal. In December 2002, the Company sold the Tubing equipment for $1,275 (its approximate appraised and net book value) and used the proceeds from the sale to reduce debt. The Tubing real estate is recorded as “Assets Held for Sale” on the accompanying December 31, 2003 consolidated balance sheet for $637.

      Included in Tubing’s 2002 operating loss is a before tax $700 charge ($431 after-tax) for liabilities primarily related to post-closure employee and tenancy costs. Tubing had approximately 30 salaried and hourly employees. The charge was recorded in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The reserve was fully utilized and all employees were severed prior to December 31, 2003. Substantially all of Tubing’s working capital was liquidated prior to December 31, 2002.

      Operating results of discontinued operations were as follows:

	Years Ended
	December 31,

	2001	2002

	(in thousands,
	except per share data)

Net sales	$11,491	$3,766

Loss before income taxes	(909)	(1,695)

Loss from operations of discontinued tube operation, net of income tax benefit of $653 in 2002, and $350 in 2001	(559)	(1,042)

Loss on disposition of discontinued tube operation, net of income tax benefit of $1,001	—	(1,599)

Loss from discontinued operations	$(559)	$(2,641)

Basic and diluted net loss per share from discontinued operations	$(.06)	$(.28)

3.	Investments in Joint Ventures:

      The Company and the United States Steel Corporation (USS) each own 50% of Olympic Laser Processing (OLP), a company that processes laser welded sheet steel blanks for the automotive industry. OLP’s Michigan facility is equipped with three automated and two manual-feed laser-welding lines. The Company and USS have each contributed $5,300 in cash to capitalize OLP, and each guarantees, on a several basis, 50% of OLP’s outstanding debt. OLP’s credit facility is also supported by a $3,000 letter of credit by USS. OLP bank debt outstanding at December 31, 2003 totaled $16,359.

      The Company has a 49% ownership interest in G.S.P., LLC (GSP), a joint venture to support the flat-rolled steel requirements of the automotive industry as a Minority Business Enterprise. The Company has contributed $603 in cash to capitalize GSP. On April 1, 2002, Thomas A. Goss and Gregory F. Goss, executive officers of the Goss Group, Inc., an insurance enterprise, assumed 51% majority ownership interest from the venture’s previous majority owners. GSP is a certified member of the Michigan Minority Business Development Council. The Company guarantees 49% of the outstanding debt under GSP’s $3,880 demand note bank loan agreement. GSP bank debt outstanding at December 31, 2003 totaled $1,734.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      The following table sets forth selected data for the Company’s OLP and GSP joint ventures:

	For the Years Ended
	December 31,

	2001	2002	2003

Income Statement Data:

Net sales	$21,061	$31,067	$36,268

Gross profit	7,578	11,392	11,553

Operating income (loss)	708	2,022	(1,294)

Net income (loss)	(319)	1,208	(2,031)

	As of
	December 31,

	2002	2003

Balance Sheet Data:

Current assets	$5,916	$6,918

Net property and equipment	18,310	20,151

Current liabilities	7,538	9,380

Long-term liabilities	16,337	15,370

      The Company’s investments in joint ventures, accounted for under the equity method, totaled $1,625 and $637 December 31, 2003 and 2002, respectively.

4.	Accounts Receivable:

      Accounts receivable are presented net of allowances for doubtful accounts of $4,428 and $940 as of December 31, 2003 and 2002, respectively. Bad debt expense totaled $3,963 in 2003, $1,074 in 2002, and $979 in 2001. The increase in bad debt expense in 2003 related to uncollectible receivables primarily from a customer that unexpectedly filed for bankruptcy protection in December 2003.

      From 1995 to June 2001, the Company operated under an agreement to sell, on a revolving basis, through its wholly-owned subsidiary Olympic Steel Receivables LLC, an undivided interest in a designated pool of its trade accounts receivable. In connection with its June 2001 loan refinancing, the Company’s accounts receivable securitization program was terminated, resulting in the repurchase of $42,000 of accounts receivable previously sold. In conjunction with the termination of the receivable securitization program, the Company no longer incurred receivable securitization expense on its consolidated statements of operations.

      The average receivable pool sold totaled $43,253 while the program was in effect in 2001. Costs of the program, which primarily consisted of the purchaser’s financing cost of issuing commercial paper backed by the receivables, totaled $1,260 in 2001 and have been classified as “Receivable Securitization Expense” in the accompanying consolidated statements of operations. The program costs were based on commercial paper rates plus 65 basis points. The average program costs for 2001 were 5.9%.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

5.	Property and Equipment:

      Property and equipment consists of the following:

	December 31,

	2002	2003

Land and improvements	$9,800	$9,833

Buildings and improvements	54,594	54,603

Machinery and equipment	75,432	75,983

Furniture and fixtures	4,782	4,640

Computer equipment	5,727	6,789

Vehicles	145	63

Construction in progress	1,083	174

	151,563	152,085

Less accumulated depreciation	(54,240)	(62,303)

Net property and equipment	$97,323	$89,782

      Construction in progress at December 31, 2003 primarily consisted of equipment upgrades. Construction in progress at December 31, 2002 primarily consisted of expenditures related to the Company’s business process improvement project.

6.	Debt:

Credit Facility

      On December 30, 2002, the Company refinanced its 3-year, $125,000 secured financing agreement (the Refinanced Credit Facility) with a new 3-year, $132,000 secured bank-financing agreement (the New Credit Facility). Funding under the New Credit Facility occurred on January 2, 2003, and proceeds were used to pay off outstanding borrowings under the Refinanced Credit Facility, certain industrial revenue bonds and term debt.

      In connection with the refinancing, the prior agent bank waived $861 of deferred pay term loan interest, which the Company previously expensed. Fourth quarter 2002 earnings results reflect the waived amount as a reduction to interest expense, offset by $2,082 of accelerated non-cash deferred financing fee amortization related to the early termination of the Refinanced Credit Facility. Deferred financing fees were being amortized to expense over the term of the Refinanced Credit Facility, and amortization of these costs amounted to $1,388 in 2002 and $687 in 2001.

      The New Credit Facility is collateralized by the Company’s accounts receivable, inventories, and substantially all property and equipment. The New Credit Facility expires on December 15, 2005, with two additional annual extensions at the banks’ option. Revolver borrowings are limited to the lesser of a borrowing base, comprised of eligible receivables and inventories, or $90,000 in the aggregate. The Company

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

has the option to borrow based on the agent bank’s base rate or Eurodollar Rates (EURO) plus a Premium. Components and interest rate options for the New Credit Facility were as follows at December 31, 2003:

Component	Amortization	Premium Over Base

$90,000 Revolver	Not applicable	0.25% on Prime Borrowings 2.25% on EURO Borrowings
$12,000 Equipment Term Loan	$200 per month, commencing February 2003	0.75% on Prime Borrowings 2.75% on EURO Borrowings
$30,000 Real Estate Term Loan	$167 per month, commencing February 2003	0.75% on Prime Borrowings 2.75% on EURO Borrowings

      A commitment fee is paid monthly on any unused portion of the New Credit Facility. Each quarter, the commitment fee and Premiums may increase or decrease based on the Company’s debt service coverage performance. Interest on all borrowing options is paid monthly. The revolver interest rate approximated 3.6% on December 31, 2003.

      The New Credit Facility requires the Company to comply with various covenants, the most significant of which include: (i) minimum excess availability of $10,000, tested monthly, (ii) a minimum fixed charge coverage ratio of 1.25, and maximum leverage ratio of 1.75, which are tested quarterly, (iii) restrictions on additional indebtedness, and (iv) limitations on capital expenditures. The Company obtained a waiver for non-compliance with its fixed charge coverage ratio at December 31, 2003. The failure to comply was primarily the result of a bad debt charge related to a receivable from a customer that unexpectedly filed for bankruptcy protection in December 2003, which was deemed uncollectible. The waiver allows the Company to exclude the bad debt charge from all future fixed charge coverage tests. At December 31, 2003 availability under the New Credit Facility totaled $27,419.

      The Company incurred $2,225 of New Credit Facility closing fees and expenses, which have been capitalized and included in “Deferred Financing Fees, Net” on the accompanying consolidated balance sheets. These costs are amortized to interest and other expense on debt over the 3-year term of the agreement.

      The credit facility revolver balance on the accompanying consolidated balance sheets includes $1,716 and $2,065 of checks issued that have not cleared the bank as of December 31, 2003 and 2002, respectively.

Term Loans

      The long-term portion of term loans at December 31, 2003 and 2002, consisted of the following:

	Opening Rate	Rate at
Description	at 1/2/03	12/31/03	2002	2003

Equipment Term Loan	4.1%	3.9%	$9,800	$7,400

Real Estate Term Loan	4.1%	3.9%	28,167	26,167

Other	4.0%	4.0%	89	62

			$38,056	$33,629

Industrial Revenue Bonds

      The long-term portion of industrial revenue bonds (IRB’s) at December 31, 2003 and 2002, consisted of the following:

	Interest Rate at
Description of Bonds	12/31/03	2002	2003

$6,000 fixed rate bonds due 1999 through 2014	5.1%	$4,204	$3,754

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      The accompanying December 31, 2002 consolidated balance sheet includes $2,590 of IRB principal as current portion of long-term debt for IRB’s that were paid off in the first quarter of 2003 (prior to their due date). A corresponding escrow deposit of $2,651 was included in prepaid expenses to fund the IRB principal and interest payment.

7.	Scheduled Debt Maturities, Interest, Debt Carrying Values:

      Scheduled maturities of all long-term debt for the years succeeding December 31, 2003 are $4,877 in 2004, $34,058 in 2005, $513 in 2006, $539 in 2007, $567 in 2008, and $1,706 thereafter. The overall effective interest rate for all debt amounted to 4.6% in 2003, 5.7% in 2002, and 8.8% in 2001. Interest paid totaled $3,155, $6,067, and $5,116 for the years ended December 31, 2003, 2002, and 2001, respectively. Average total debt outstanding was $95,943, $91,480, and $96,837 in 2003, 2002, and 2001, respectively. Amounts paid relative to the accounts receivable securitization program, which was terminated in June 2001, totaled $1,587 in 2001.

      Management believes the carrying values of its long-term debt approximate their fair values, as each of the Company’s variable rate debt arrangements bear interest at rates that fluctuate based on a bank’s base rate, EURO, LIBOR, or the short-term tax exempt revenue bond index.

      The Company has not entered into interest rate transactions for speculative purposes or otherwise. The Company does not hedge its exposure to floating interest rate risk. However, the Company has the option to enter into 30 to 180 day fixed base rate EURO loans under the New Credit Facility.

8.	Income Taxes:

      The components of the Company’s benefit for income taxes from continuing operations were as follows:

	2001	2002	2003

Current:

Federal	$10	$—	$—

State and local	105	—	—

	115	—	—

Deferred	1,818	626	1,741

	$1,933	$626	$1,741

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      The components of the Company’s deferred income taxes at December 31 are as follows:

	2002	2003

Deferred tax assets:

Inventory	$242	$419

Tax credit and net operating loss carryforward	8,340	11,059

Intangibles	1,345	911

Allowance for doubtful accounts	357	315

Accrued expenses	2,060	258

Total deferred tax assets	12,344	12,962

Deferred tax liabilities:

Property and equipment	(10,351)	(10,260)

Partnership basis differences	(1,118)	(1,132)

Total deferred tax liabilities	(11,469)	(11,392)

Deferred tax assets, net	$875	$1,570

      The following table reconciles the U.S. federal statutory rate (34.0% for 2003 and 35% for 2002 and 2001) to the Company’s effective tax rate:

	2001	2002	2003

U.S. federal statutory rate	35.0%	35.0%	34.0%

State and local taxes, net of federal benefit	2.0	2.6	4.7

All other, net	1.5	0.9	(3.9)

Effective income tax rate	38.5%	38.5%	34.8%

      Net refunds of income taxes totaled $1,222 and $3,559 in 2003 and 2002, respectively. The Company has net operating loss carryforwards of $23,253, which begin expiring in the year ended December 31, 2020. If the Company were to continue to incur losses before taxes in 2004, it would be necessary to reassess the need for a valuation allowance.

9.	Retirement Plans:

      The Company’s retirement plans consist of a profit-sharing plan and a 401(k) plan covering all non-union employees and two separate 401(k) plans covering all union employees.

      Company contributions to the non-union profit-sharing plan are discretionary amounts as determined annually by the Board of Directors. No profit sharing contributions were made in 2003, 2002, and 2001. The non-union 401(k) retirement plan allows eligible employees to contribute up to 10% of their W-2 earnings. The Company contribution is determined annually by the Board of Directors and is based on a percentage of eligible employees’ contributions. The Company did not contribute to the non-union 401(k) retirement plan in 2003. In 2002 and 2001, the Company matched one half of each eligible employee’s contribution.

      Company contributions for each of the last three years for the union plans were 3% of eligible W-2 wages plus one half of the first 4% of each employee’s contribution.

      Retirement plan expense amounted to $314, $1,132, and $1,066 for the years ended December 31, 2003, 2002, and 2001, respectively.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

10.	Stock Options:

      In January 1994, the Stock Option Plan (Option Plan) was adopted by the Board of Directors and approved by the shareholders of the Company. Pursuant to the provisions of the Option Plan, key employees of the Company, non-employee directors and consultants may be offered the opportunity to acquire shares of Common Stock by the grant of stock options, including both incentive stock options (ISOs) and nonqualified stock options. ISOs are not available to non-employee directors or consultants. A total of 1,300,000 shares of Common Stock are reserved under the Option Plan. The purchase price of a share of Common Stock pursuant to an ISO will not be less than the fair market value of a share of Common Stock at the grant date. Options vest over three or five years at rates of 33.3% and 20% per year, respectively, commencing on the first anniversary of the grant date, and all expire 10 years after the grant date. The Option Plan terminates on January 5, 2009. Termination of the Option Plan will not affect outstanding options.

      Transactions under the Option Plan are as follows:

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2000	441,833	$8.75

Granted (at exercise prices ranging from $1.97 — $2.63)	502,000	2.21

Forfeited	(58,000)	7.99

Outstanding at December 31, 2001	885,833	5.09

Granted (at exercise price of $5.28)	147,000	5.28

Exercised	(10,500)	2.91

Forfeited	(39,500)	6.21

Outstanding at December 31, 2002	982,833	5.10

Granted (at exercise price of $3.50)	136,000	3.50

Exercised	(2,500)	2.63

Forfeited	(20,500)	5.97

Outstanding at December 31, 2003	1,095,833	$4.89

      The weighted average fair value of options granted during 2003, 2002 and 2001 was $3.50, $5.28, and $2.21, respectively.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      The following table summarizes information about fixed-price stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
Exercise	Number of	Remaining	Average Exercise	Number of	Average
Price	Shares	Contractual Life	Price	Shares	Exercise Price

$15.50	62,000	0.2 years	$15.50	62,000	$15.50
15.50	10,000	1.1 years	15.50	10,000	15.50
15.50	10,000	2.3 years	15.50	10,000	15.50
14.63	8,000	3.3 years	14.63	8,000	14.63
8.75	127,333	5.3 years	8.75	127,333	8.75
4.84	127,667	6.3 years	4.84	127,667	4.84
1.97	300,000	7.0 years	1.97	120,000	1.97
2.38	50,000	7.1 years	2.38	20,000	2.38
2.63	129,333	7.3 years	2.63	81,166	2.63
5.28	135,500	8.3 years	5.28	45,167	5.28
3.50	136,000	9.3 years	3.50	—	3.50

      In 1996, the Company adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as the Company utilizes the intrinsic value method to account for stock-based employee compensation. SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” has amended SFAS No. 123, and the required disclosures are included herein.

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2002	2003

Risk free interest rate	5.25%	5.13%	3.77%

Expected life in years	10	10	10

Expected volatility	.54	.57	.57

Expected dividend yield	0%	0%	0%

11.	Commitments and Contingencies:

      The Company leases certain warehouses, sales offices and machinery and equipment under long-term lease agreements. All leases are classified as operating and expire at various dates through 2010. In some cases the leases include options to extend. Rent expense was $1,527, $1,512, and $1,351 for the years ended December 31, 2003, 2002, and 2001, respectively.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      Future minimum lease payments as of December 31, 2003 are as follows:

2004	$1,362

2005	757

2006	687

2007	576

2008	449

Thereafter	537

$4,368

      The Company is party to various legal actions that it believes are ordinary in nature and incidental to the operation of its business. In the opinion of management, the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its operations or financial position.

      In the normal course of business, the Company periodically enters into agreements that incorporate indemnification provisions. While the maximum amount to which the Company may be exposed under such agreements can not be estimated, it is the opinion of management that these guarantees and indemnifications are not expected to have a material adverse effect on the Company’s results of operations or financial position.

      As of December 31, 2003, Olympic guaranteed 50% of OLP’s $16,359 and 49% of GSP’s $1,734 of outstanding debt on a several basis. These guarantees were a requirement of the joint venture companies financing agreements.

      Approximately 226 of the Company’s hourly plant personnel at its Minneapolis and Detroit facilities are represented by four separate collective bargaining units. In April 2003, the Company’s collective bargaining agreement covering its Minneapolis plate processing facility was renewed to March 31, 2006. In June 2003, the Company’s collective bargaining agreement covering its Detroit’s hourly plant maintenance personnel was renewed to June 30, 2007.

      The collective bargaining agreements covering hourly plant employees at the Company’s Detroit and Minneapolis coil facilities expire on June 30, 2004 and September 30, 2005, respectively. The Company has never experienced a work stoppage and believes that its relationship with its employees is good. However, any prolonged disruption in business arising from work stoppages by Company personnel represented by collective bargaining units could have a material adverse effect on the Company’s results of operations.

12.	Related Party Transactions:

      A related entity handles a portion of the freight activity for the Company’s Cleveland operation. Payments to this entity totaled $1,279, $1,458, and $1,327 for the years ended December 31, 2003, 2002, and 2001, respectively. There is no common ownership or management of this entity with the Company. Another related entity owns one of the Cleveland warehouses and leases it to the Company at an annual rental of $195. The lease was renewed in June 2000 for a 10-year term with one remaining renewal option for an additional 10 years.

      David A. Wolfort, President and Chief Operating Officer, purchased 300,000 shares of the Company’s Common Stock from treasury on February 22, 2001. The shares were purchased pursuant to a 5-year, full recourse promissory note with principal and all accrued interest due and payable to the Company on or before January 1, 2006. The principal balance of $675 accrues interest at 5.07% per annum, and is collateralized by a pledge of the underlying shares until the note is paid in full. The note was fully collateralized at December 31, 2003 and 2002.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

      Michael D. Siegal, Chairman of the Board of Directors and Chief Executive Officer, and David A. Wolfort, President and Chief Operating Officer, are minority investors in a company that provides online services to Olympic’s employees with respect to their retirement plan accounts. Mr. Siegal also serves as a director for that company.

13.	Shareholder Rights Plan:

      On January 31, 2000, the Company’s Board of Directors (the Directors) approved the adoption of a share purchase rights plan. The terms and description of the plan are set forth in a rights agreement, dated January 31, 2000, between the Company and National City Bank, as rights agent (the Rights Agreement). The Directors declared a dividend distribution of one right for each share of Common Stock of the Company outstanding as of the March 6, 2000 record date (the Record Date). The Rights Agreement also provides, subject to specified exceptions and limitations, that Common Stock issued or delivered from the Company’s treasury after the Record Date will be accompanied by a right. Each right entitles the holder to purchase one-one-hundredth of a share of Series A Junior Participating Preferred stock, without par value at a price of $20 per one one-hundredth of a preferred share (a Right). The Rights expire on March 6, 2010, unless earlier redeemed, exchanged or amended. Rights become exercisable to purchase Preferred Shares following the commencement of certain tender offer or exchange offer solicitations resulting in beneficial ownership of 15% or more of the Company’s outstanding common shares as defined in the Rights Agreement.

SUPPLEMENTARY FINANCIAL INFORMATION

Unaudited Quarterly Results of Operations

2003	1st	2nd	3rd	4th	Year

	(in thousands, except per share amounts)

Net sales	$114,880	$113,401	$115,850	$128,417	$472,548

Gross profit	23,893	23,971	25,005	26,987	99,856

Operating income (loss)	379	146	1,491	(1,850)	166

Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle	(798)	(816)	(146)	(3,241)	(5,001)

Net loss	$(479)	$(554)	$(115)	$(2,112)	$(3,260)

Basic and diluted net loss per share	$(0.05)	$(0.06)	$(0.01)	$(0.22)	$(0.34)

Weighted average shares outstanding — basic	9,644	9,645	9,646	9,648	9,646

Market price of common stock:(a) High	$4.10	$4.25	$4.91	$8.50	$8.50

Low	2.79	3.35	3.71	4.25	2.79

2002	1st	2nd	3rd	4th	Year

	(in thousands, except per share amounts)

Net sales	$110,239	$121,713	$116,465	$110,967	$459,384

Gross profit	28,145	31,554	27,382	22,695	109,776

Operating income (loss)	2,270	4,217	1,598	(2,247)	5,838

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	735	2,884	244	(5,490)	(1,627)

Cumulative effect of a change in accounting principle, net of income tax benefit of $1,298	(2,117)	—	—	—	(2,117)

Net income (loss)	$(1,915)	$(618)	$150	$(3,376)	$(5,759)

Basic and diluted net income (loss) per share	$(0.20)	$(0.06)	$0.02	$(0.35)	$(0.60)

Weighted average shares outstanding — basic	9,631	9,635	9,638	9,642	9,637
Market price of common stock:(a)

High	$6.05	$6.14	$6.57	$3.99	$6.57

Low	2.40	5.05	2.82	2.72	2.40

(a)	Represents high and low closing quotations as reported by the Nasdaq National Market.

OLYMPIC STEEL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2004	2003	2004

	(unaudited)
	(in thousands, except per share and tonnage data)
Tons sold

Direct	233,912	292,973	463,413	623,068

Toll	44,802	51,096	84,236	106,145

	278,714	344,069	547,649	729,213

Net sales	$113,401	$222,773	$228,281	$409,806

Cost of materials sold	89,430	152,247	180,417	285,793

Gross profit	23,971	70,526	47,864	124,013
Operating expenses

Warehouse and processing	8,147	11,425	16,135	22,309

Administrative and general	5,752	13,360	11,560	23,037

Distribution	3,990	4,711	7,754	9,782

Selling	2,834	5,764	5,588	11,080

Occupancy	979	1,256	2,092	2,589

Depreciation	2,123	2,076	4,210	4,147

Asset impairment charge	—	187	—	487

Total operating expenses	23,825	38,779	47,339	73,431

Operating income	146	31,747	525	50,582

Income (loss) from joint ventures	19	94	(10)	172

Income before financing costs and income taxes	165	31,841	515	50,754

Interest and other expense on debt	981	1,027	2,129	2,445

Income (loss) before income taxes	(816)	30,814	(1,614)	48,309

Income tax provision (benefit)	(262)	12,314	(581)	18,962

Net income (loss)	$(554)	$18,500	$(1,033)	$29,347

Earnings per share:

Net income (loss) per share — basic	$(0.06)	$1.89	$(0.11)	$3.01

Weighted average shares outstanding — basic	9,645	9,794	9,644	9,734

Net income (loss) per share — diluted	$(0.06)	$1.82	$(0.11)	$2.90

Weighted average shares outstanding — diluted	9,645	10,182	9,644	10,108

The accompanying notes are an integral part of these statements.

Part I.     FINANCIAL INFORMATION

Item 1. Financial Statements

OLYMPIC STEEL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2003	2004

		(unaudited)

	(in thousands)

Assets

Cash	$3,087	$5,670

Accounts receivable, net	56,501	97,606

Inventories	92,775	132,510

Prepaid expenses and other	2,794	1,600

Assets held for sale	637	150

Total current assets	155,794	237,536

Property and equipment, at cost	152,085	153,069

Accumulated depreciation	(62,303)	(66,400)

Net property and equipment	89,782	86,669

Investments in joint ventures	1,625	1,797

Deferred financing fees, net	1,801	1,356

Total assets	$249,002	$327,358

Liabilities

Current portion of long-term debt	$4,877	$4,892

Accounts payable	31,345	60,311

Accrued payroll	2,772	11,196

Other accrued liabilities	3,580	13,106

Total current liabilities	42,574	89,505

Credit facility revolver	55,537	51,042

Term loans	33,629	31,053

Industrial revenue bonds	3,754	3,400

Total long-term debt	92,920	85,495

Deferred income taxes	1,272	9,252

Total liabilities	$136,766	$184,252

Shareholders’ Equity

Preferred stock	$—	$—

Common stock	99,790	101,318

Officer note receivable	(749)	(754)

Retained earnings	13,195	42,542

Total shareholders’ equity	112,236	143,106

Total liabilities and shareholders’ equity	$249,002	$327,358

The accompanying notes are an integral part of these balance sheets.

OLYMPIC STEEL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30,

	2003	2004

	(unaudited)
	(in thousands)

Cash flows from operating activities:

Net income (loss)	$(1,033)	$29,347

Adjustments to reconcile net income (loss) to net cash from operating activities-Depreciation and amortization	4,584	4,910

(Income) loss from joint ventures	10	(172)

Asset impairment charge	—	487

Loss (gain) on disposition of property and equipment	(3)	28

Long-term deferred income taxes	179	7,980

	3,737	42,580

Changes in working capital:

Accounts receivable	(11,663)	(41,110)

Inventories	15,238	(39,735)

Prepaid expenses and other	4,742	1,194

Accounts payable	(6,999)	28,966

Accrued payroll and other accrued liabilities	(1,008)	18,429

	310	(32,256)

Net cash from operating activities	4,047	10,324

Cash flows from (used for) investing activities:

Capital expenditures	(237)	(1,065)

Proceeds from disposition of property and equipment	1,280	3

Net cash from (used for) investing activities	1,043	(1,062)

Cash flows used for financing activities:

Credit facility revolver borrowings (payments), net	317	(4,495)

Scheduled repayments of long-term debt	(4,543)	(2,915)

Credit facility fees and expenses	45	(318)

Proceeds from exercise of stock options and employee stock purchases	8	1,049

Net cash used for financing activities	(4,173)	(6,679)

Cash:

Net increase	917	2,583

Beginning balance	1,736	3,087

Ending balance	$2,653	$5,670

The accompanying notes are an integral part of these statements.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended
June 30, 2003 and 2004
(dollars in thousands, except share and per share amounts)

(1)	Basis of Presentation:

      The accompanying consolidated financial statements have been prepared from the financial records of Olympic Steel, Inc. and its wholly-owned subsidiaries (collectively Olympic or the Company), without audit and reflect all normal and recurring adjustments which are, in the opinion of management, necessary to fairly present the results of the interim periods covered by this report. Year-to-date results are not necessarily indicative of 2004 annual results and these financial statements should be read in conjunction with the Company’s 2003 Form 10-K. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in the Company’s joint ventures are accounted for under the equity method.

(2)	Investments in Joint Ventures:

      The Company’s two joint ventures are Olympic Laser Processing, LLC (OLP), a company that processes laser welded sheet steel blanks for the automotive industry, and G.S.P., LLC (GSP), a certified Minority Business Enterprise company supporting the flat-rolled steel requirements of the automotive industry. As of June 30, 2004, Olympic guaranteed 50% of OLP’s $16,815 and 49% of GSP’s $3,143 outstanding debt on a several basis.

      The following table sets forth selected data for the Company’s OLP joint venture:

	For the Three
	Months Ended		For the Six Months
	June 30,		Ended June 30,

Results of Operations:	2003	2004	2003	2004

Net sales	$8,492	$8,067	$15,506	$16,275

Gross profit	3,353	3,221	6,090	6,374

Operating income	294	(29)	525	180

Net income (loss)	$141	$(192)	$196	$(151)

      The Company records 50% of OLP’s net income or loss to its Consolidated Statements of Operations as “Income (Loss) from Joint Ventures.”

      The following table sets forth selected data for the Company’s GSP joint venture:

	For the Three
	Months Ended		For the Six Months
	June 30,		Ended June 30,

Results of Operations:	2003	2004	2003	2004

Net sales	$1,061	$3,777	$2,331	$6,637

Gross profit	137	800	275	1,261

Operating income	(95)	404	(199)	533

Net income (loss)	$(105)	$387	$(221)	$504

      The Company records 49% of GSP’s net income or loss to its Consolidated Statements of Operations as “Income (Loss) from Joint Ventures.”

(3)	Debt:

      In December 2002, the Company entered into a 3-year, $132,000 secured bank-financing agreement (the Credit Facility) comprised of a revolver and two term loan components. The Credit Facility is collateralized by the Company’s accounts receivable, inventories, and substantially all property and equipment. Revolver

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

borrowings are limited to the lesser of a borrowing base, comprised of eligible receivables and inventories, or $90,000 in the aggregate. The Company has the option to borrow based on the agent bank’s base rate or Eurodollar Rates (EURO) plus a premium (the Premium). The Company incurred $2,181 of closing fees and expenses in connection with this Credit Facility, which have been capitalized and included in “Deferred Financing Fees, Net” on the accompanying consolidated balance sheets. The Company also incurred $956 of bank amendment and waiver fees in the fourth quarter of 2003 and the first quarter of 2004 related to the year ended December 31, 2003. These fees and expenses are being amortized to “Interest and Other Expense on Debt.” In May 2004, the Credit Facility was extended through December 15, 2006.

      The Company’s effective borrowing rate inclusive of deferred financing fees for the first six months of 2004 was 5.8% compared to 4.6% in 2003. Monthly principal repayments of $367 commenced February 1, 2003 for the term loan components of the Credit Facility.

      The Credit Facility requires the Company to comply with various covenants, the most significant of which include: (i) minimum availability of $10,000, tested monthly, (ii) a minimum fixed charge coverage ratio of 1.25, and a maximum leverage ratio of 1.75, which are tested quarterly, (iii) restrictions on additional indebtedness, and (iv) limitations on capital expenditures. At June 30, 2004, the Company had $38,318 of availability under its Credit Facility and was in compliance with its covenants. Using the formulas provided in the Credit Facility, at June 30, 2004, the Company had assets to support an additional $43,129 of borrowings; however the maximum $90,000 size of the revolver portion of the Credit Facility precludes such additional borrowings.

      The Company expects to increase the revolver portion of the Credit Facility by $20,000 during the third quarter of 2004.

      Included in the Credit Facility revolver balances on the accompanying consolidated balance sheets are $9,922 and $1,716 of checks issued that have not cleared the bank as of June 30, 2004, and December 31, 2003, respectively.

(4)	Discontinued Operations:

      In 2002, the Company closed its unprofitable tube processing operation (Tubing) in Cleveland, Ohio. In accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets,” Tubing was accounted for as a discontinued operation and its assets were written down to their estimated fair value less costs to sell. The carrying value of the Tubing real estate is recorded as “Assets Held for Sale” on the accompanying balance sheets and the carrying value was reduced to a balance of $150 as of June 30, 2004 to reflect the contractual sales price of the property. The sale is expected to be completed in the third quarter of 2004. The $487 reduction is recorded as an “Asset Impairment Charge” on the accompanying Consolidated Statement of Operations.

(5)	Shares Outstanding and Earnings Per Share:

      Earnings per share have been calculated based on the weighted average number of shares outstanding. Weighted average basic shares outstanding were 9.8 and 9.6 million for the quarter ended June 30, 2004 and June 30, 2003, respectively. Weighted average basic shares outstanding were 9.7 and 9.6 million for the six months ended June 30, 2004 and June 30, 2003, respectively. Weighted average diluted shares outstanding were 10.2 and 9.6 million for the quarter ended June 30, 2004 and June 30, 2003, respectively. Weighted

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

average diluted shares outstanding were 10.1 and 9.6 million for the six months ended June 30, 2004 and June 30, 2003, respectively. The dilution is attributable to stock options as detailed in the following table:

	For the Three Months Ended
	June 30, 2004

			Per Share
	Income	Shares	Amount

	(in thousands)

Basic EPS

Income available to common shareholders	$18,500	9,794	$1.89

Effect of Dilutive Securities

Stock Options		388

Diluted EPS

Income available to common shareholders plus assumed conversions	$18,500	10,182	$1.82

	For the Six Months Ended
	June 30, 2004

			Per Share
	Income	Shares	Amount

	(in thousands)

Basic EPS

Income available to common shareholders	$29,347	9,734	$3.01

Effect of Dilutive Securities

Stock Options		374

Diluted EPS

Income available to common shareholders plus assumed conversions	$29,347	10,108	$2.90

(6)	Stock Options:

      At June 30, 2004, stock options to purchase 1,064,629 shares were outstanding, of which 615,462 were exercisable at prices ranging from $1.97 to $15.50 per share, none of which were anti-dilutive as of June 30, 2004. For the periods ended June 30, 2003, all stock options were anti-dilutive.

      Statement of Financial Accounting Standards No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

OLYMPIC STEEL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date under SFAS No. 123, net income and earnings per share would have been reduced by the amounts shown below:

	For the Three		For the Six
	Months Ended		Months Ended
	June 30,		June 30,

	2003	2004	2003	2004

Net income (loss), as reported	$(554)	$18,500	$(1,033)	$29,347

Pro forma expense, net of tax	(179)	(658)	(238)	(725)

Pro forma net income (loss)	$(733)	$17,842	$(1,271)	$28,622

Basic net income (loss) per share:

As reported	$(0.06)	$1.89	$(0.11)	$3.01

Pro forma	$(0.07)	$1.83	$(0.13)	$2.94

Diluted net income (loss) per share:

As reported	$(0.06)	$1.82	$(0.11)	$2.90

Pro forma	$(0.07)	$1.75	$(0.13)	$2.83

(7)	Inventories:

      Inventories consist of the following:

	Dec. 31,	June 30,
	2003	2004

Unprocessed	$65,709	$95,674

Processed and Finished	27,066	36,836

Totals	$92,775	$132,510

(8)	Supplemental Cash Flow Information:

      Interest paid during the first six months of 2004 and 2003 totaled $2,007 and $1,517, respectively. Taxes paid during the first six months of 2004 and 2003 totaled $4,146 and $0, respectively.

2,450,000 Shares

Olympic Steel, Inc.

Common Stock

PROSPECTUS
                    , 2004

Citigroup

KeyBanc Capital Markets

Jefferies & Company, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      The following table sets forth expenses in connection with the issuance of the securities being registered. All of the amounts shown are estimates, except the registration fee, NASD filing fee and Nasdaq National Market listing fee:

SEC registration fee		$8,612

NASD filing fee		7,297

Nasdaq National Market filing fee

Accounting fees and expenses

Legal fees and expenses

Printing expenses

Transfer Agent and Registrar Fees

Miscellaneous expenses

Total	$

Item 15.	Indemnification of Directors and Officers.

      Under certain circumstances provided in Article V of our Code of Regulations and subject to Section 1701.13 of the Ohio General Corporation Law (which sets forth the conditions and limitations governing the indemnification of officers and directors), we will indemnify any of our current or former director or officer against losses, damages, or liabilities reasonably incurred by that director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. We maintain liability insurance for all of our directors and officers. The insurance also insures the Company against amounts payable to indemnify directors and officers, subject to policy limits and retention amounts.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 12, 1994 (File No. 33-73992))
3.2	Amended and Restated Code of Regulations (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 12, 1994 (File No. 33-73992))
4.1	Amended and Restated Credit Agreement dated December 30, 2002 by and among the Registrant, three banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.2	Amendment No. 1 to Amended and Restated Credit Agreement dated February 6, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.3	Amendment No. 2 to Amended and Restated Credit Agreement dated March 15, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))

Exhibit No.	Description

4.4	Amendment No. 3 to Amended and Restated Credit Agreement dated June 30, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.5	Amendment No. 4 to Amended and Restated Credit Agreement dated December 26, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.6	Amendment No. 5 to Amended and Restated Credit Agreement and Waiver dated February 9, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.7	Amendment No. 6 to Amended and Restated Credit Agreement dated May 21, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to an exhibit in the Registrant’s Report on Form 10-Q for the quarter and six months ended June 30, 2004 (File No. 000-23320))
4.8†	Amendment No. 7 to Amended and Restated Credit Agreement dated August 26, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent
4.9	Rights Agreement (Including Form of Certificate of Adoption of Amendment to Amended Articles of Incorporation as Exhibit A thereto, together with a Summary of Rights to Purchase Preferred Stock) (incorporated herein by reference to an Exhibit included in the Registrant’s Form 10-Q filed with the SEC on August 13, 2001).
Information concerning certain of the Registrant’s other long-term debt is set forth in Note 6 of Notes to audited Consolidated Financial Statements. The Registrant hereby agrees to furnish copies of such instruments to the Commission upon request
5.1†	Opinion of Kahn Kleinman
23.1†	Consent of PricewaterhouseCoopers
23.2	Consent of Kahn Kleinman (included as part of Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

*	To be filed either by amendment to this Registration Statement or as an exhibit to a report filed under the Securities and Exchange Act of 1934, as amended, and incorporated herein by reference.

†	Filed herewith.

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table on the cover of this registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the undersigned registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio on August 26, 2004.

OLYMPIC STEEL, INC.

By:	/s/ RICHARD T. MARABITO

Richard T. Marabito
Title: Chief Financial Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael D. Siegal, David A. Wolfort, Richard T. Marabito and Marc H. Morgenstern, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL D. SIEGAL Michael D. Siegal	Chairman of the Board and Chief Executive Officer	August 26, 2004

/s/ DAVID A. WOLFORT David A. Wolfort	President, Chief Operating Officer, and Director	August 26, 2004

/s/ RICHARD T. MARABITO Richard T. Marabito	Chief Financial Officer (Principal Accounting Officer)	August 26, 2004

/s/ RALPH M. DELLA RATTA Ralph M. Della Ratta	Director	August 26, 2004

/s/ MARTIN H. ELRAD Martin H. Elrad	Director	August 26, 2004

/s/ THOMAS M. FORMAN Thomas M. Forman	Director	August 26, 2004

/s/ HOWARD L. GOLDSTEIN Howard L. Goldstein	Director	August 26, 2004

/s/ JAMES B. MEATHE James B. Meathe	Director	August 26, 2004

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 12, 1994 (File No. 33-73992))
3.2	Amended and Restated Code of Regulations (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on January 12, 1994 (File No. 33-73992))
4.1	Amended and Restated Credit Agreement dated December 30, 2002 by and among the Registrant, three banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.2	Amendment No. 1 to Amended and Restated Credit Agreement dated February 6, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.3	Amendment No. 2 to Amended and Restated Credit Agreement dated March 15, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.4	Amendment No. 3 to Amended and Restated Credit Agreement dated June 30, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.5	Amendment No. 4 to Amended and Restated Credit Agreement dated December 26, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.6	Amendment No. 5 to Amended and Restated Credit Agreement and Waiver dated February 9, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23320))
4.7	Amendment No. 6 to Amended and Restated Credit Agreement dated May 21, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent (incorporated herein by reference to an exhibit in the Registrant’s Report on Form 10-Q for the quarter and six months ended June 30, 2004 (File No. 000-23320))
4.8†	Amendment No. 7 to Amended and Restated Credit Agreement dated August 26, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent
4.9	Rights Agreement (Including Form of Certificate of Adoption of Amendment to Amended Articles of Incorporation as Exhibit A thereto, together with a Summary of Rights to Purchase Preferred Stock) (incorporated herein by reference to an Exhibit included in the Registrant’s Form 10-Q filed with the SEC on August 13, 2001)
Information concerning certain of the Registrant’s other long-term debt is set forth in Note 6 of Notes to audited Consolidated Financial Statements. The Registrant hereby agrees to furnish copies of such instruments to the Commission upon request
5.1†	Opinion of Kahn Kleinman
23.1†	Consent of PricewaterhouseCoopers
23.2	Consent of Kahn Kleinman (included as part of Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

*	To be filed either by amendment to this Registration Statement or as an exhibit to a report filed under the Securities and Exchange Act of 1934, as amended, and incorporated herein by reference.

†	Filed herewith.